Exhibit 99.44

INDENTURE

dated as of April 16, 2015

between

NORBORD INC.,

as Issuer,

and

COMPUTERSHARE TRUST COMPANY, N.A.,

as Trustee

6.250% SENIOR SECURED NOTES DUE 2023

i

Section 7.08	Successor Trustee by Merger, etc.	53
Section 7.09	Eligibility; Disqualification	53
Section 7.10	Appointment of Co-Trustee	53

Article 8.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01	Option to Effect Legal Defeasance or Covenant Defeasance	55
Section 8.02	Legal Defeasance and Discharge	55
Section 8.03	Covenant Defeasance	55
Section 8.04	Conditions to Legal or Covenant Defeasance	56
Section 8.05	Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions	57
Section 8.06	Repayment to Issuer	58
Section 8.07	Reinstatement	58

Article 9.

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01	Without Consent of Holders of the Notes	58
Section 9.02	With Consent of Holders of Notes	59
Section 9.03	Revocation and Effect of Consents	61
Section 9.04	Notation on or Exchange of Notes	61
Section 9.05	Trustee to Sign Amendments, etc.	61

Article 10.

NOTEHOLDER COLLATERAL PLATFORM GUARANTEES

Section 10.01	Noteholder Collateral Platform Guarantees	61
Section 10.02	Releases	62

Article 11.

SECURITY

Section 11.01	Security.	62
Section 11.02	Further Assurances	63
Section 11.03	Release of Security.	63

Article 12.

SATISFACTION AND DISCHARGE

Section 12.01	Satisfaction and Discharge	64
Section 12.02	Money Held in Trust	65

INDENTURE dated as of April 16, 2015, between Norbord Inc., a corporation existing under the federal laws of Canada, as issuer (the “Issuer”), and Computershare Trust Company, N.A., as trustee (the “Trustee”).

The Issuer and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the 6.250% Senior Secured Notes due 2023 of the Issuer:

ARTICLE 1.

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01 Definitions.

For all purposes of this Indenture and the Notes, except as otherwise provided or unless the subject matter or context otherwise requires:

“2017 Notes” means indebtedness in a principal amount of $200 million maturing February 15, 2017, and owing by Norbord (Delaware) GP I and guaranteed by the Issuer pursuant to the indenture dated February 14, 2007, among Norbord (Delaware) GP I, the Issuer and Computershare Trust Company, N.A.

“2020 Notes” means the Issuer’s $240 million aggregate principal amount of 5.375% Senior Secured Notes due 2020.

“Accounts Receivable” of a Person means the Receivables of such Person arising in the ordinary course of business from the sale of products or the provision of services by such Person.

“Additional Notes” means any Notes (other than Initial Notes and Notes issued under Sections 2.06, 2.07, 2.10 and 3.06 hereof) issued under this Indenture in accordance with Sections 2.02 and 2.13 hereof, as part of the same series as the Initial Notes or as an additional series.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Capital Stock of such Person that is at the time entitled to vote in the election of directors, managers or trustees of such Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Agent” means any Registrar, Paying Agent or co-registrar.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

“Attributable Debt,” with respect to any Sale and Leaseback Transaction, means the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under the lease for Net Rental Payments during the remaining term of the lease (including any period for which such lease has been extended).

“Bankruptcy Law” means Title 11, U.S. Code, the Bankruptcy, Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any similar United States federal or state law or Canadian federal, provincial, territorial or other foreign law for the relief of debtors or any amendment thereto.

“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended, including the regulations promulgated thereunder.

“Board of Directors” means:

(a) with respect to a corporation, the board of directors of the corporation (or any duly authorized committee thereof);

(b) with respect to a partnership, the board of directors of the company (or any duly authorized committee thereof) that is the general partner (in the case of a limited partnership) of the partnership or the managing partner of the partnership; and

(d) with respect to any other Person, the board or committee of such Person serving a similar function.

“Brookfield” means (1) Brookfield Asset Management Inc. (or any Person into or with which Brookfield Asset Management Inc. merges or with which it amalgamates or consolidates or to which it sells all or substantially all of its properties or assets, the “Surviving Person”) or (2) any Subsidiary or Affiliate (excluding any portfolio companies) of Brookfield Asset Management Inc. (or the Surviving Person).

“Business Day” means any day other than a Legal Holiday.

“Canadian Placement Legend” means the legend set forth in Section 2.06(f)(i)(B) hereof, to be placed on all Notes issued under this Indenture, unless otherwise permitted by the provisions of this Indenture.

“Capital Stock” means:

(a) in the case of a corporation, corporate stock;

(b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) or corporate stock;

(c) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person,

but excluded from all of the foregoing, any debt securities including debt securities convertible into or exchangeable for Capital Stock, whether or not such debt securities have any right of participation with Capital Stock.

“Change of Control” means the occurrence of any of the following:

(a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Subsidiaries taken as a whole to any Person other than the Issuer or any of its Subsidiaries or any of the Principals;

(b) the consummation of any transaction (including, without limitation, any merger, amalgamation, arrangement or consolidation) the result of which is that any Person (other than the Principals) becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of the Issuer’s Capital Stock normally entitled to vote in elections of directors; or

(c) the first day on which a majority of the members of the Issuer’s Board of Directors are not Continuing Directors.

“Clearstream” means Clearstream Banking S.A. or any successor securities clearing agency.

“Collateral” means all Property of the Issuer and the Guarantors, whether now owned or hereafter acquired, in which Liens are, from time to time, granted to the Collateral Trustee to secure the obligations of the Issuer and the Guarantors pursuant to the Notes and the Noteholder Collateral Platform, but shall not include Excluded Property.

“Collateral Trustee” means, collectively, CIBC Mellon Trust Company, as “Trustee” under the Noteholder Collateral Platform, and The Bank of New York Mellon, as “US Collateral Trustee,” and any successor trustee or agent appointed thereunder.

“Commission” means the U.S. Securities and Exchange Commission and any successor entity thereto.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed (assuming the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Board or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the Notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Consolidated Total Assets” means, at any date, all amounts that would, in conformity with IFRS, be set forth opposite the caption “total assets” (or like caption) on a consolidated balance sheet of the Issuer and its Subsidiaries at such date.

“Continuing Directors” means, as of any date of determination, any member of the Issuer’s Board of Directors who:

(a) was a member of such Board of Directors on the date of the Offering Memorandum; or

(b) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of the Issuer’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Corporate Trust Office of the Trustee” will be the principal office of the Trustee at which time its corporate trust business shall be administered, which office at the date hereof is located at the address of the Trustee specified in Section 14.01 hereof or such other address as the Trustee may designate from time to time by giving notice to the Issuer on the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Issuer).

“Credit Facilities” means, collectively, each of the credit facilities provided for in the credit agreements (including amended and restated agreements) between certain Canadian, U.S. and U.K. financial institutions, as lenders, and the Issuer providing for revolving term credit facilities, and any refinancing or replacement thereof.

“Custodian” means Computershare Trust Company, N.A., as custodian for the Depository with respect to the Notes in global form, or any successor entity thereto.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto, except that such Note will not bear the Global Note Legend and will not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security including debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private offering for cash, after the Issue Date, of Equity Interests of the Issuer by the Issuer representing common stock of the Issuer.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other indebtedness paid into an escrow account with an independent escrow agent on the date of the applicable offering or incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow account upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“Euroclear” means Euroclear SA/NV, as operator of the Euroclear system.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Excluded Property” means:

(a) the Receivables and deposit accounts of the Issuer or any Subsidiary and proceeds thereof subject to a Qualified Securitization Transaction;

(b) the cash in bank accounts of the Issuer and any Subsidiary with any financial institution to the extent such cash is set off or netted against negative balances in other bank accounts of the Issuer or such Subsidiary, as applicable, with such financial institution pursuant to consolidated offset balance, centralized cash control or similar cash management arrangements with such financial institution in the ordinary course of business and upon termination of such arrangement (but not thereafter);

(c) the amounts owing by any counterparty under a hedging agreement to the Issuer or any Subsidiary which are netted against any amounts owing by the Issuer or such Subsidiary, as applicable, to such counterparty under a hedging agreement pursuant to legally enforceable set-off or netting rights or agreements of such financial institution;

(d) cash in the deposit and other accounts maintained by the Issuer or any Subsidiary with financial institutions providing treasury or cash management services; and

(e) Property of the Issuer or any Subsidiary, to the extent that the grant of security therein is not permitted by applicable law or prohibited by the terms of the underlying asset, contract, lease, or license with a third party.

“First-Lien Indebtedness” means:

(a) indebtedness under the Credit Facilities and the guarantees thereof;

(b) indebtedness under the Notes (including any Additional Notes);

(c) indebtedness under the 2017 Notes;

(d) indebtedness under the 2020 Notes;

(e) indebtedness under the Noteholder Collateral Platform Guarantees;

(f) indebtedness of the Issuer and any Guarantor in respect of Hedging Obligations secured by a First-Priority Lien; and

(g) other indebtedness that becomes secured by the Noteholder Collateral Platform or the Lenders Collateral Platform in accordance with the terms thereof.

“First-Priority Lien” means a first-priority Lien granted to the Collateral Trustee and the Lenders Collateral Trustee upon any Property of the Issuer or any Guarantor to secure First-Lien Indebtedness.

“Global Note Legend” means the legend set forth in Section 2.06(f)(iii), which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Regulation S Global Notes.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantor” means each Subsidiary that has delivered a Noteholder Collateral Platform Guarantee on or prior to the Issue Date and any other Person that becomes a Guarantor pursuant to Section 4.13 hereof or that otherwise executes and delivers a Noteholder Collateral Platform Guarantee to the Collateral Trustee.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(a) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(b) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(c) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices,

in each case entered into for the purpose of managing risks that are not for speculative purposes.

“Holder” means a Person in whose name a Note is registered in the Note Register.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board and as adopted by the Canadian Institute of Chartered Accountants.

“Indenture” means this Indenture, as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Issuer from time to time to act as the “Independent Investment Banker.”

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” means $315.0 million aggregate principal amount of Notes issued under this Indenture on the date hereof.

“Insolvency Proceeding” means, with respect to any Person, a bankruptcy, insolvency, receivership, liquidation, winding up, reorganization, or similar proceeding.

“Intercreditor Agreement” means the Intercreditor Agreement dated April 14, 2009 between BNY Trust Company of Canada, in its capacity as trustee pursuant to the Lenders Collateral Platform and in its capacity as holder of the power of attorney, for and on behalf of all present and future holders of Lenders Bonds, CIBC Mellon Trust Company, in its capacity as trustee pursuant to the Noteholders Collateral Platform and in its capacity as holder of the power of attorney, for and on behalf of all present and future holders of Noteholders Bonds, The Bank of New York Mellon, in its capacity as US collateral trustee pursuant to the Noteholders Collateral Platform, Norbord Inc. and Norbord Georgia LLC, Norbord South Carolina Inc., Norbord Alabama Inc., Norbord Minnesota Inc., Norbord Texas (Jefferson) Inc., Norbord Texas (Nacogdoches) Inc., Norbord Mississippi LLC, Norbord Industries, Inc. and Norbord Panels USA Inc. (as guarantors), as amended, supplemented or restated from time to time.

“Interest Payment Date” means April 15 and October 15 of each year to Stated Maturity of the Notes issued hereunder.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Issue Date” means April 16, 2015.

“Issuer” means the Person named as the “Issuer” in the first paragraph of this Indenture and any and all successors thereto.

“Issuer Order” means a written request signed in the name of the Issuer by any two of its Officers or any other Person authorized by the Board of Directors and delivered to the Trustee.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions in the City of New York, the City of Toronto or in the City of the Corporate Trust Office of the Trustee are authorized or obligated by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest will accrue on such payment for the intervening period.

“Lenders Collateral Bond Pledge Agreements” means the bond pledge agreements executed by the Issuer in favor of each of the lenders under the Credit Facilities under which the Lenders Collateral Bonds are delivered as security for the indebtedness under each such lender’s Credit Facility.

“Lenders Collateral Bonds” means the Series A bonds issued by the Issuer to each of the lenders under the Credit Facilities under the Lenders Collateral Platform Indenture.

“Lenders Collateral Platform” means the Lenders Collateral Platform Indenture, the Lenders Collateral Platform Guarantees, the Lenders Collateral Bonds, the Lenders Collateral Bond Pledge Agreements and the security agreements, pledges, hypothecs, mortgages, or other instruments pursuant to which the Issuer and the Guarantors have granted and from time to time shall grant Liens in the Collateral to the Lenders Collateral Trustee.

“Lenders Collateral Platform Guarantee” means a guarantee on the terms set forth in the Lenders Collateral Platform by a Guarantor of the obligations of the Issuer under its Lenders Collateral Bonds.

“Lenders Collateral Platform Indenture” means the master deed of trust dated as of April 14, 2009 between the Lenders Collateral Trustee and the Issuer.

“Lenders Collateral Trustee” means BNY Trust Company of Canada, its agents and successors and permitted assigns.

“Lenders Security Documents” means the Lenders Collateral Platform, the Intercreditor Agreement and the security agreements, pledges, hypothecs, mortgages, or other instruments pursuant to which the Issuer and the Guarantors have granted and from time to time shall grant Liens in the Collateral to the Lenders Collateral Trustee.

“Lien” means, with respect to any Person, any mortgage, hypothecation, charge or other encumbrance of any kind on any of its or their Property, present or future, to secure indebtedness and any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Personal Property Security Act (or equivalent statutes) of any jurisdiction. Solely for the purposes of determining whether a Lien exists for the purposes hereof, a Person shall be deemed to be the owner of any Property that it has acquired or holds subject to a conditional sale or capital lease or other title retention agreement and any lease in the nature thereof (excluding operating leases as determined in accordance with IFRS), and such retention of title by another Person shall constitute a Lien.

“Net Rental Payments”, under any lease for any period, means the sum of the rental and other payments required to be paid in the period by the lessee, not including, however, any amounts required to be paid by the lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

“Non-Guarantor Subsidiaries” means Subsidiaries of the Issuer that are not Guarantors.

“North American Manufacturing Facility” means business, operations and property constituting any mill or plant for the production of wood-based panels (including, without limitation, oriented strand board, particleboard, medium density fibreboard and hardwood plywood) or furniture located in North America and owned, leased or operated by the Issuer or any of its Subsidiaries, including the mills owned by each Guarantor, and all other property (whether real or immoveable property, personal or moveable, tangible or intangible) forming part thereof, located thereon, used in connection therewith, necessary for the business or operation thereof, or incidental thereto, or arising or generated therefrom.

“Noteholder Collateral Bond Pledge Agreements” means the bond pledge agreements executed by the Issuer in favor of the Trustee and the trustee in respect of the 2017 Notes and the 2020 Notes under which the applicable Noteholder Collateral Bond is delivered as security for the Notes and the 2017 Notes and the 2020 Notes, as applicable.

“Noteholder Collateral Bonds” means the Series A bonds issued by the Issuer under the Noteholder Collateral Platform Indenture to the Trustee and the trustee in respect of the 2017 Notes and the 2020 Notes.

“Noteholder Collateral Platform” means the Noteholder Collateral Platform Indenture, the Noteholder Collateral Platform Guarantees, the Security Documents, the Noteholder Collateral Bonds, the Noteholder Collateral Bond Pledge Agreements or other instruments pursuant to which the Issuer and the Guarantors have granted and from time to time shall grant Liens in the Collateral to the Collateral Trustee.

“Noteholder Collateral Platform Guarantee” means a guarantee on the terms set forth in the Noteholder Collateral Platform by a Guarantor of the obligations of the Issuer in favor of the Trustee in respect of its Noteholder Collateral Bonds.

“Noteholder Collateral Platform Indenture” means the master deed of trust dated as of April 14, 2009 between the Collateral Trustee and the Trustee.

“Notes” means the Initial Notes and more particularly means any Note authenticated and delivered under this Indenture. For all purposes of this Indenture, the term “Notes” shall also include any Additional Notes that may be issued, from time to time, under a supplemental indenture.

“Offering Memorandum” means the confidential offering memorandum of the Issuer dated April 1, 2015 relating to the issue and sale of the Initial Notes.

“Officer” means, with respect to any Person, the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, any Assistant Controller, the Secretary, any Assistant Secretary or any Vice-President of such Person.

“Officers’ Certificate” means (with respect to a Person other than the Trustee) a certificate signed on behalf of a Person by two Officers of such Person in their capacities as officers of the Person at the time of signing and not in their personal capacities.

“Opinion of Counsel” means an opinion from legal counsel (who may be counsel for, or an employee of, the Issuer or Guarantor) who is reasonably acceptable to the Trustee, that meets the requirements of Section 14.02 hereof.

“Par Call Date” means January 15, 2023.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

“Person” means any individual, partnership, corporation, company, joint venture, limited liability company, unlimited liability company, association, trust, unincorporated organization, government or agency or political subdivision thereof, or any other entity.

“Principals” means Brookfield. Any Person or Persons whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of this Indenture will thereafter, together with such Person’s or Persons’ Affiliates that are controlled by such Person or Persons, constitute an additional Principal.

“Private Placement Legend” means, together, the legends set forth in Sections 2.06(f)(i) to be placed on all Notes issued under this Indenture, except where otherwise permitted by the provisions of this Indenture.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal, or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person.

“Purchase Money Mortgage” means any mortgage, charge, hypothec, pledge, Lien or other security created upon any real or personal assets of the Issuer or any Guarantor to secure or securing the whole or any part of the purchase price of those assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of that purchase price or cost or any vendor’s privilege or Lien on those assets securing all or any part of that purchase price or cost, including title retention agreements and leases in the nature of title retention agreements entered into within 180 days of completion of the purchase.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by the Issuer or any Subsidiary pursuant to which the Issuer or any Subsidiary may sell, convey, grant a security interest in or otherwise directly or indirectly transfer to a Securitization Vehicle or financial institution, and such Securitization Vehicle or financial institution may sell, convey, grant a security interest in, or otherwise transfer to any other Person, any Securitization Program Assets (whether now existing or arising in the future).

“Receivables” means receivables, chattel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money.

“Record Date” for the interest payable on or any Interest Payment Date means April 1 and October 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

“Reference Treasury Dealer” means RBC Capital Markets, LLC and its successors and four other nationally recognized investment banking firms each of which is a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”) specified from time to time by the Issuer; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Issuer shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer on the third business day preceding that redemption date.

“Regulation S” means Regulation S (including any successor regulation thereto, as it may be amended from time to time) promulgated under the Securities Act.

“Regulation S Definitive Note” means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend.

“Regulation S Legend” means the legend set forth in Section 2.06(f)(ii) to be placed on all Notes issued under this Indenture that were sold pursuant to Regulation S or issued pursuant to the relevant subparagraphs of Section 2.06 hereof.

“Regulation S Global Note” means a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Regulation S Legend but without the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee that will initially be issued in a denomination equal to the outstanding principal amount of Notes sold in reliance on Regulation S (if any).

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon from the redemption date through the Par Call Date (not including any portion of such payments of interest accrued as of the redemption date); provided, however, that, if that redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

“Responsible Officer” means when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Person who at the time shall be such officer, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend.

“Restricted Global Note” means a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will initially be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

“Rule 144” means Rule 144 (including any successor rule thereto) promulgated under the Securities Act, as it may be amended from time to time.

“Rule 144A” means Rule 144A (including any successor rule thereto) promulgated under the Securities Act, as it may be amended from time to time.

“Rule 903” means Rule 903 (including any successor rule thereto) promulgated under the Securities Act, as it may be amended from time to time.

“Rule 904” means Rule 904 (including any successor rule thereto) promulgated under the Securities Act, as it may be amended from time to time.

“Sale and Leaseback Transaction” of any Person means any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or otherwise transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof from the purchaser or transferee.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Securitization Program Assets” means (i) all receivables and inventory which are described as being transferred by the Issuer or any of its Subsidiaries in documents relating to any Qualified Securitization Transaction or an undivided co-ownership interest therein, (ii) all Securitization Related Assets, and (iii) all collections (including recoveries, insurance proceeds, hedging payments and tax rebates) and other proceeds of the assets described in the foregoing clauses.

“Securitization Related Assets” means (i) any rights arising under the documentation governing or related to receivables (including rights in respect of Liens securing such receivables and other credit support in respect of such receivables) or to inventory, (ii) any proceeds of such receivables or inventory and any lockboxes or accounts in which such proceeds are deposited, (iii) spread accounts and other similar accounts (and any amounts on deposit therein) established in connection with a Qualified Securitization Transaction, (iv) any warranty, indemnity, dilution and other intercompany claim arising out of the documents relating to such Qualified Securitization Transaction, and (v) all of the Issuer’s and/or Subsidiary’s right, title and interest in, to and under all guarantees, indemnities, letters of credit, insurance policies (and proceeds and premium refunds thereof) and other agreements or arrangements of whatsoever character from time to time specifically supporting or securing payment of such receivables or inventory and the benefit of all products liability insurance, if any, relating thereto and any proceeds thereof; (vi) all related records related to such receivables or inventory; and (vii) other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization involving Accounts Receivable or inventory.

“Securitization Vehicle” means a Person (including, without limitation, a Subsidiary of the Issuer) purchasing Securitization Program Assets pursuant to a Qualified Securitization Transaction.

“Security Documents” means the security agreements, pledges, hypothecs, mortgages, or other instruments pursuant to which the Issuer and the Guarantors have granted and from time to time shall grant Liens in the Collateral to the Collateral Trustee.

“Shareholders’ Equity” means, at any date, the aggregate of the dollar amount of the outstanding share capital of the Issuer, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in the most recent audited consolidated balance sheet of the Issuer.

“Significant Subsidiary Guarantor” means (i) any Guarantor that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date or (ii) any Guarantor or group of Guarantors that in the aggregate has Consolidated Total Assets in amount of greater than 10% of Consolidated Total Assets of the Issuer and its Subsidiaries (taken as a whole) for the most recently ended four full fiscal quarters for which internal financial statements are available.

“Special Record Date” for the payment of any defaulted interest means a date fixed for payment by the Trustee pursuant to Section 2.12.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(a) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b) any partnership or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), whether in the form of membership, general, special or limited partnership interests or otherwise, and (ii) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“U.S. Person” means a U.S. person as defined in Rule 902(k) promulgated under the Securities Act.

Section 1.02 Other Definitions.

Term	Defined in Section
“Additional Amounts”	4.09
“Adjusted Treasury Rate”	3.07
“Authentication Order”	2.02
“Canadian Commissions”	4.12
“Change of Control Offer”	4.10
“Change of Control Payment”	4.10
“Change of Control Payment Date”	4.10
“Comparable Treasury Issue”	3.07
“Comparable Treasury Price”	3.07
“Covenant Defeasance”	8.03
“DTC”	2.03
“Event of Default”	6.01
“FATCA”	4.09
“Independent Investment Banker”	3.07
“judgment currency”	13.12
“Legal Defeasance”	8.02
“Note Register”	2.03
“Offer Period”	4.10
“Paying Agent”	2.03
“Reference Treasury Dealer”	3.07
“Reference Treasury Dealer Quotations”	3.07
“Reimbursement Payments”	4.09
“Remaining Scheduled Payments”	3.07
“Relevant Jurisdiction”	3.08
“Relevant Jurisdiction Tax Law”	3.08
“Registrar”	2.03
“security”	4.08
“SEDAR”	4.12
“Successor Person”	5.01
“Taxes”	4.09
“Taxing Jurisdiction”	4.09
“Third Party Offer”	4.10

Section 1.03 Rules of Construction.

Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(c) words in the singular include the plural, and words in the plural include the singular;

(d) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section, clause or other subdivision;

(e) “$,” “U.S. Dollars” and “United States Dollars” each refer to United States dollars, or such other money of the United States that at the time of payment is legal tender for payment of public and private debts;

(f) unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Indenture;

(g) references to sections of or rules under the Securities Act shall be deemed to include substitute, replacement of successor sections or rules adopted by the Commission from time to time; and

(h) “including” or “includes” means including or includes, without limitation.

ARTICLE 2.

THE NOTES

Section 2.01 Form and Dating; Terms.

(a) General. The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The Notes shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

(b) The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Issuer and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with this Indenture, this Indenture shall govern and be controlling.

(c) Global Notes. Notes issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Note Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note shall represent such of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

(d) Terms. The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is unlimited ($315,000,000 aggregate principal amount of Notes is being issued, authenticated and delivered on the Issue Date in accordance with Section 2.02 hereof; Additional Notes may be issued, authenticated and delivered from time to time pursuant to the terms of this Indenture).

The Notes shall be subject to purchase by the Issuer pursuant to a Change of Control Offer as provided in Section 4.10 hereof. The Notes shall not be redeemable, other than as provided in Article 3.

(e) Euroclear and Clearstream Procedures Applicable. The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream” and “Customer Handbook” of Clearstream (and, in each case, any successors thereto or replacements thereof) shall be applicable to transfers of beneficial interests in the Regulation S Global Notes that are held by Participants through Euroclear or Clearstream.

Section 2.02 Execution and Authentication.

One Officer shall execute the Notes on behalf of the Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of Exhibit A attached hereto by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.

The Trustee shall, upon receipt of a written order of the Issuer signed by two Officers (an “Authentication Order”), authenticate (i) Initial Notes for original issue in an aggregate principal amount of $315,000,000 on the Issue Date of this Indenture and (ii) Additional Notes from time to time as permitted under this Indenture.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

Section 2.03 Registrar and Paying Agent.

The Issuer shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where Notes may be presented for payment (“Paying Agent”). The Registrar shall keep a register of the Notes (“Note Register”) and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Issuer may change any Paying Agent or Registrar without prior notice to any Holder. The Issuer shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Issuer fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Issuer or any Guarantor or any of their respective Subsidiaries or Affiliates may act as Paying Agent or Registrar.

The Issuer initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Notes.

The Issuer initially appoints the Trustee to act as the Registrar and Paying Agent for the Notes.

Section 2.04 Paying Agent to Hold Money in Trust.

The Issuer shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium, if any, or interest on the Notes, and will notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or any Guarantor) shall have no further liability for the money so paid over to the Trustee. If the Issuer or any Guarantor acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for the Notes.

Section 2.05 Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar, the Issuer shall furnish or cause to be furnished to the Trustee at least seven Business Days before each interest payment date, and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes.

Every Holder, by receiving and holding the Notes, agrees with the Issuer, the Guarantors and the Trustee that none of the Issuer, the Guarantors or the Trustee or any agent of any of them shall be held accountable by reason of the disclosure of any information as to the names and addresses of the Holders, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request.

Section 2.06 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. A Global Note may be transferred in whole and not in part only to another nominee of DTC or to a successor of DTC or its nominee. A beneficial interest in a Global Note may not be exchanged for a Definitive Note unless (i) the Depositary (x) notifies the Issuer that it is unwilling or unable to continue as Depositary for such Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) in the case of a Global Note held for an account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, (A) is closed for business for a continuous period of 14 days (other than by reason of statutory or other holidays) or (B) announces an intention permanently to cease business or does in fact do so, (iii) the Issuer, at its option, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes (DTC has advised the Issuer that, in such event, under its current practices, DTC would notify Participants of the Issuer’s request, but will only withdraw beneficial interests from a Global Note at the request of each Participant), (iv) there shall have occurred and be continuing an Event of Default with respect to the Notes or (v) a request for Definitive Certificates has been made upon 60 days’ prior written notice given to the Trustee in accordance with the Depositary’s customary procedures and a copy of such notice has been received by the Issuer from the Trustee. Upon the occurrence of any of the preceding events in (i) – (v) above, Definitive Notes shall be issued in such names and denominations as the Depositary (in accordance with its customary procedures) shall instruct the Trustee in accordance with the Applicable Procedures. Global Notes also may be exchanged or replaced as provided in Sections 2.07 and 2.10 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global

Note, except for Definitive Notes issued subsequent to any of the preceding events in (i) to (v) above. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a), however, beneficial interests in a Global Note may be transferred as provided in Section 2.06(b) or (c) hereof.

(b) Transfer of Beneficial Interests in the Global Notes. The transfer of beneficial interests in the Global Notes shall be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in the Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note if such beneficial interest is being transferred to a QIB in accordance with Rule 144A and the Registrar receives a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof. Beneficial interests in the Regulation S Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the Regulation S Global Note if the Registrar receives a certificate in the form of Exhibit B hereto, including the applicable certifications in item 2 thereof.

(ii) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i) above, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant, in each case, given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) (1) a written order from a Participant or an Indirect Participant, in each case, given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer referred to in (B)(1) above. Upon satisfaction of all of the requirements for transfer of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(g) hereof.

(iii) Transfer of Beneficial Interests in a Restricted Global Note for Beneficial Interests in a Regulation S Global Note. A beneficial interest in a Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in a Regulation S Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) hereof and the Registrar receives a certificate from such holder in the form of Exhibit B hereto, including the applicable certifications in item (2) thereof, and, other than if the Registrar receives the certification in item 2(a) of Exhibit B, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to subparagraph (iii) above at a time when a Regulation S Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Regulation S Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (iii) above.

(iv) Transfer of Beneficial Interests in a Regulation S Global Note for Beneficial Interests in a Restricted Note. Beneficial interests in a Regulation S Global Note can be transferred to Persons who take delivery thereof in the form of a beneficial interest in a Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) hereof and the Registrar receives a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof.

(c) Transfer or Exchange of Beneficial Interests in the Global Notes for Definitive Notes. A holder of a beneficial interest in a Global Note may exchange such beneficial interest for a Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note only upon the occurrence of any of the preceding events in 2.06(a)(i) – (v) and satisfaction of the conditions set forth in Section 2.06(b)(ii) hereof. Upon the occurrence of any such preceding event and receipt by the Registrar of the documentation referred to in the appropriate subparagraph of this Section 2.06(c), the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. The foregoing requirements shall apply to all transfers pursuant to this Section 2.06(c).

(i) Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. A holder of a beneficial interest in a Restricted Global Note may transfer such beneficial interest to a QIB in accordance with Rule 144A under the Securities Act who takes delivery thereof in the form of a Restricted Definitive Note upon the receipt by the Registrar of a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof.

Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(ii) Beneficial Interests in Restricted Global Notes to Regulation S Definitive Notes. A holder of a beneficial interest in a Restricted Global Note may transfer such beneficial interest to a Person who takes delivery thereof in the form of a Regulation S Definitive Note upon the receipt by the Registrar of a certificate from such holder substantially in the form of Exhibit B hereto, including the applicable certifications in item (2) thereof, and, other than if the Registrar receives the certifications in item 2(a) of Exhibit B, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act. Any Definitive Note issued in exchange for a beneficial interest in a Regulation S Global Note pursuant to this Section 2.06(c)(ii) shall bear the Regulation S Legend.

(iii) Beneficial Interests in Regulation S Global Notes to Regulation S Definitive Notes. A holder of a beneficial interest in a Regulation S Global Note may transfer such beneficial interest to a Person who takes delivery thereof in the form of a Regulation S Definitive Note if the Registrar receives a certificate from such holder in the form of Exhibit B hereto, including the applicable certifications in item 2 thereof. Any Regulation S Definitive Note issued in exchange for a beneficial interest in a Regulation S Global Note pursuant to this Section 2.06(c)(iii) shall bear the Regulation S Legend.

(iv) Beneficial Interests in Regulation S Global Notes to Restricted Definitive Notes. A holder of a beneficial interest in a Regulation S Global Note may transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note upon the receipt by the Registrar of a certificate from such holder substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof. Any Definitive Note issued in exchange for a beneficial interest in a Regulation S Global Note pursuant to this Section 2.06(c)(iv) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(d) Transfer of Definitive Notes for Beneficial Interests.

(i) Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. A Holder of a Restricted Definitive Note may transfer such Restricted Definitive Note to a QIB in accordance with Rule 144A under the Securities Act who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note upon the receipt by the Registrar of a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof, and the Trustee shall cancel the Restricted Definitive Note, and increase or cause to be increased the aggregate principal amount of the Restricted Global Note.

(ii) Restricted Definitive Notes to Beneficial Interests in Regulation S Global Notes. A Holder of a Restricted Definitive Note may transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Regulation S Global Note if the Registrar receives a certificate from such Holder substantially in the form of Exhibit B hereto, including the applicable certifications in item (2) thereof, and, other than if the Registrar receives the certifications in item 2(a) of Exhibit B hereto, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions of this Section 2.06(d)(ii), the Trustee shall cancel the Definitive Notes and increase or cause to be increased the aggregate principal amount of the Regulation S Global Note.

(iii) Regulation S Definitive Notes to Beneficial Interests in Regulation S Global Notes. A Holder of a Regulation S Definitive Note may transfer such Regulation S Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Regulation S Global Note if the Registrar receives a certificate from such Holder in the form of Exhibit B hereto, including the applicable certifications in item 2 thereof. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Regulation S Definitive Note and increase or cause to be increased the aggregate principal amount of the Regulation S Global Notes.

(iv) Regulation S Definitive Notes to Beneficial Interests in Restricted Global Notes. A Holder of a Regulation S Definitive Note may transfer such Regulation S Definitive Note to a QIB in accordance with Rule 144A under the Securities Act who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note if the Registrar receives a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof, and the Trustee shall cancel the Restricted Definitive Note, and increase or cause to be increased the aggregate principal amount of the Restricted Global Note.

If any such transfer from a Definitive Note to a beneficial interest is effected pursuant to subparagraphs (ii) or (iii) above at a time when a Regulation S Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Regulation S Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e) Transfer of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar shall register the transfer of Definitive Notes. Prior to such registration of transfer, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e).

(i) Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note transferred to a QIB in accordance with Rule 144A may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof.

(ii) Restricted Definitive Notes to Regulation S Definitive Notes. Any Restricted Definitive Note may be transferred to a Person or Persons who take delivery thereof in the form of a Regulation S Definitive Note if the Registrar receives a certificate substantially in the form of Exhibit B hereto, including the applicable certifications in item (2) thereof, and, other than if the Registrar receives the certification in item 2(a) of Exhibit B hereto, if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii) Regulation S Definitive Notes to Regulation S Definitive Notes. A Holder of Regulation S Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of a Regulation S Definitive Note if the Registrar receives a certificate from such Holder substantially in the form of Exhibit B hereto, including the applicable certifications in item 2 thereof. Upon receipt of a request to register such a transfer, the Registrar shall register the Regulation S Definitive Notes pursuant to the instructions from the Holder thereof.

(iv) Regulation S Definitive Notes to Restricted Definitive Notes. Any Regulation S Definitive Notes transferred to a QIB in accordance with Rule 144A may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof.

(f) Legends. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(i) Private Placement Legend.

(A) Each Restrictive Global Note and each Restrictive Definitive Note (and all Restrictive Global Notes and Restrictive Definitive Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

“THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE SECURITY EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) SUCH SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1)(a) INSIDE THE UNITED STATES TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (b) OUTSIDE THE UNITED STATES TO A FOREIGN PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (c) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE) OR (d) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY IF THE COMPANY SO REQUESTS), (2) TO THE COMPANY OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THE SECURITY EVIDENCED HEREBY.”

(B) Canadian Placement Legend. Restrictive Global Note and each Restrictive Definitive Note (and all Restrictive Global Notes and Restrictive Definitive Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form (the “Canadian Placement Legend”):

“UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY IN CANADA OR FOR THE BENEFIT OF A CANADIAN RESIDENT BEFORE THE DATE WHICH IS FOUR MONTHS AND A DAY AFTER ISSUANCE OF SUCH SECURITY.”

(ii) Regulation S Legend. Each Regulation S Global Note and Regulation S Definitive Note (and all Regulation S Global Notes and Regulation S Definitive Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend and shall bear a legend in substantially the following form:

“THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS.”

(iii) Global Note Legend. Each Global Note shall bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06(g) OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.”

(g) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(h) General Provisions Relating to Transfers and Exchanges.

(i) To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon the Issuer’s Authentication Order or at the Registrar’s request.

(ii) No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10 and 4.10 hereof).

(iii) Neither the Registrar nor the Issuer shall be required to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(iv) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(v) The Issuer shall not be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection or (B) to register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (C) to register the transfer of or to exchange a Note between a Record Date and the next succeeding Interest Payment Date.

(vi) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Issuer shall deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Issuer shall be affected by notice to the contrary.

(vii) The Trustee shall authenticate Global Notes and Definitive Notes in accordance with the provisions of this Section 2.06.

(viii) Upon surrender for registration of transfer of any Note at the office or agency of the Issuer designated pursuant to Section 4.02, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount.

(ix) At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at such office or agency. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.02 hereof.

(x) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

Section 2.07 Replacement Notes.

If any mutilated Note is surrendered to the Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note of like tenor and principal amount if the Trustee’s requirements are met. If required by the Trustee or the Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Issuer to protect the Issuer, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Issuer may charge for its expenses (including any tax or governmental charge that may be imposed in connection therewith and the fees and expenses of the Trustee) in replacing a Note.

In case any mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Note.

Every replacement Note is an additional obligation of the Issuer and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

The provisions of this Section 2.07 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

Section 2.08 Outstanding Notes.

The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note.

If a Note is replaced or paid pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee and the Issuer receive proof satisfactory to them that the replaced Note is held by a bona fide purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement or payment thereof pursuant to Section 2.07.

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of the Issuer) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.09 Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer, shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer as the Trustee actually knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not the Issuer.

Section 2.10 Temporary Notes.

Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of certificated Notes but may have variations that the Issuer considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate Definitive Notes in exchange for temporary Notes.

Holders and beneficial holders, as the case may be, of temporary Notes shall be entitled to all of the benefits accorded to Holders or beneficial holders, respectively, of Notes under this Indenture.

Section 2.11 Cancellation.

The Issuer shall deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever subsequent to the date hereof. If the Issuer shall acquire any of the Notes subsequent to the date hereof, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Notes unless and until such Notes are delivered to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall destroy cancelled Notes (subject to the record retention requirement of the Exchange Act). Certification of the destruction of all cancelled Notes shall be delivered to the Issuer. The Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12 Defaulted Interest.

If the Issuer defaults in a payment of interest which is payable on the Notes on any Interest Payment Date, it shall pay the defaulted interest (1) in any lawful manner or (2) at the Issuer’s (or any Guarantor’s, as the case may be) option, to the Persons who are Holders on a subsequent Special Record Date for the payment of such defaulted interest, in each case at the rate provided in the Notes and in Section 4.01 hereof. In the case of (2) above, the Issuer shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Issuer shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such defaulted interest as provided in this Section 2.12. The Trustee shall fix or cause to be fixed each such Special Record Date for the payment of such defaulted interest; provided, that no such Special Record Date shall be less than 10 days prior to the related payment date for such defaulted interest. The Trustee shall promptly notify the Issuer of such Special Record Date. At least 10 days before the Special Record Date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) shall mail or cause to be mailed, first-class postage prepaid, to each Holder a notice at his or her address as it appears in the Note Register that states the Special Record Date, the related payment date and the amount of such interest to be paid. Subject to the foregoing provisions of this Section 2.12, each Note delivered under this Indenture upon transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid which were carried by such other Note.

Section 2.13 Issuance of Additional Notes.

The Issuer shall be entitled to issue Additional Notes under this Indenture which shall have identical terms as the Notes issued on the Issue Date, other than with respect to the date of issuance, issue price and amount of interest payable on the first payment date applicable thereto; provided, that any Additional Notes that are not fungible with the Initial Notes (or with any other Additional Notes) for United States federal income tax purposes will have a separate CUSIP number.

With respect to any Additional Notes, the Issuer shall set forth in a resolution of the Board of Directors and in an Officers’ Certificate, a copy of each which shall be delivered to the Trustee, the following information:

(i) the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture; and

(ii) the issue price, the issue date and the CUSIP number of such Additional Notes and the amount of interest payable on the first payment date applicable thereto.

Any Additional Notes shall vote, together with any Notes previously issued pursuant to this Indenture, as a single class for all matters. In addition to the foregoing, in connection with the issuance of such Additional Notes, the Issuer shall deliver to the Trustee an Authentication Order directing the Trustee to authenticate and deliver such Additional Notes along with an Opinion of Counsel to the effect that all conditions precedent to the issuance of such Additional Notes have been complied with, and that, upon authentication, such Additional Notes shall be valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms (subject to customary assumptions).

ARTICLE 3.

REDEMPTION

Section 3.01 Notices to Trustee.

The election of the Issuer to redeem any Notes shall be evidenced by a resolution of the Board of Directors. If the Issuer elects to redeem Notes pursuant to the redemption provisions of Section 3.07 or Section 3.08 hereof, it shall furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date, an Officers’ Certificate setting forth (i) the clause of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date and (iii) the principal amount of Notes to be redeemed.

Section 3.02 Selection of Notes to be Redeemed.

If less than all of the Notes are to be redeemed at any time, the Trustee shall select the Notes to be redeemed on a pro rata basis, by lot or by such other method the Trustee deems fair and appropriate. In the event of partial redemption by lot, the particular Notes to be redeemed shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Trustee from the outstanding Notes not previously called for redemption.

The Trustee shall promptly notify the Issuer in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount thereof to be redeemed. Notes and portions of Notes selected shall be in minimum amounts of $2,000 or integral multiples of $1,000 in excess thereof; no Notes of $2,000 or less can be redeemed in part, except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder, even if not a multiple of $1,000, shall be redeemed. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 3.03 Notice of Redemption.

Subject to Section 4.10 hereof, at least 30 days but not more than 60 days before a redemption date (except that redemption notices may be delivered or mailed more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 11 hereof), the Issuer shall electronically deliver in accordance with the procedures of DTC or mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address as it appears in the Note Register.

The notice shall identify the Notes to be redeemed and shall state:

(a) the redemption date;

(b) the redemption price;

(c) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that a new Note or Notes in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder of the Notes upon cancellation of the original Note;

(d) the name and address of the Paying Agent;

(e) that the Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(f) that, unless the Issuer defaults in making such redemption payment, interest on the Notes (or portion thereof) called for redemption ceases to accrue on and after the redemption date;

(g) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(h) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

At the Issuer’s request, the Trustee shall give the notice of redemption in the Issuer’s name and at its expense; provided that the Issuer shall have delivered to the Trustee, at least 40 days prior to the redemption date, an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Section 3.04 Effect of Notice of Redemption.

A notice of redemption may be conditional. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Section 3.05 Deposit of Redemption Price.

On or prior to 11:00 a.m. eastern time on the redemption date, the Issuer shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption price of and accrued and unpaid interest on all Notes to be redeemed on that date. The Trustee or the Paying Agent shall promptly return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption price of, and accrued and unpaid interest on, all Notes to be redeemed.

If the Issuer complies with the provisions of the preceding paragraph, on and after the redemption date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption. If a Note is redeemed on or after a Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such Record Date. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption date until such principal is paid, at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06 Notes Redeemed in Part.

Upon surrender of a Note that is redeemed in part, the Issuer shall issue and, upon the Issuer’s written request, the Trustee shall authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed portion of the Note surrendered representing the same indebtedness to the extent not redeemed provided that each new Note will be in a minimum principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

Section 3.07 Optional Redemption.

(a) At any time prior to April 15, 2018, the Issuer may on one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under this Indenture at a redemption price equal to 106.250% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (if any) thereon to the redemption date with an amount equal to the net proceeds received by the Issuer from one or more Equity Offerings; provided, however, that (i) at least 65% of the aggregate principal amount of the Notes initially issued under this Indenture remain outstanding immediately following such redemption; and (ii) any such redemption shall be made within 90 days of the date of the closing of any such Equity Offering.

(b) At any time prior to the Par Call Date, the Notes shall be redeemable, in whole or in part, at the option of the Issuer at any time and from time to time at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed, or

(ii) the sum of the present values of the Remaining Scheduled Payments (excluding accrued interest to the redemption date) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 50 basis points, together with, in each case, accrued and unpaid interest on the principal amount of the Notes to be redeemed to the date of redemption.

(c) The redemption price for Notes that are redeemed on or after the Par Call Date will be equal to the sum of 100% of the principal amount of the Notes to be redeemed, together with, in each case, accrued and unpaid interest on the principal amount of the Notes to be redeemed to the date of redemption.

(d) If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of redemption.

The redemption price shall be calculated by the Independent Investment Banker, and the Issuer, the Trustee and any Paying Agent shall be entitled to rely on such calculation.

Notice of any redemption, including, without limitation, upon an Equity Offering, may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a related Equity Offering. If such redemption notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Issuer in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the date of redemption, or by the date of redemption so delayed.

Section 3.08 Tax Redemption.

The Issuer may redeem all, but not less than all, of the Notes at any time at 100% of the aggregate principal amount of the Notes, together with accrued and unpaid interest to the applicable redemption date, if the Issuer or any Guarantor is, has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts or Reimbursement Payments as a result of any change in or amendment to the laws (including any rules or regulations promulgated thereunder or any treaties or rulings) of any Taxing Jurisdiction, or any change in or amendment to any official application, administration or interpretation of such laws, rules, regulations, treaties or rulings (including by virtue of a holding, judgment or order by a court of competent jurisdiction), in each case, which change or amendment is officially announced by such Taxing Jurisdiction and becomes effective on or after the date of the Offering Memorandum (or, in the case of a Taxing Jurisdiction that did not become a Taxing Jurisdiction until after the Issue Date, on or after the later date on which such Taxing Jurisdiction became a Taxing Jurisdiction under this Indenture) (each such change or amendment, a “Change in Tax Law”).

Notwithstanding the foregoing, no notice of any such redemption will be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts.

Prior to giving any notice of redemption of Notes pursuant to this section, the Issuer will deliver to the Trustee (a) an Officers’ Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and that the obligation to pay Additional Amounts cannot be avoided by the taking of reasonable measures by the Issuer or the applicable Guarantor (for the avoidance of doubt, including, in the case of a payment by a Guarantor, having the Issuer or another Guarantor make the payment, but not including assignment of the obligation to make payment with respect to the Notes), and (b) a written opinion of independent tax counsel of recognized standing in the relevant jurisdiction to the effect that the Issuer or the applicable Guarantor is, has become or would become obligated to pay Additional Amounts as a result of such Change in Tax Law.

Section 3.09 No Mandatory Redemption.

The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

ARTICLE 4.

COVENANTS

Section 4.01 Payment of Notes.

The Issuer will pay or cause to be paid the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest will be considered paid on the date due if the Paying Agent, if other than the Issuer or any Guarantor, holds as of 1:00 p.m. eastern time on the due date, money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

Section 4.02 Maintenance of Office or Agency.

The Issuer shall maintain in the United States an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Issuer may also from time to time designate one or more other offices or agencies (in or outside the Borough of Manhattan in The City of New York) where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03 hereof.

Section 4.03 Existence.

Subject to Article 5 hereof, the Issuer will do or cause to be done all things necessary to preserve and keep in full force and effect its partnership or corporate existence.

Section 4.04 Money for Note Payments to Be Held in Trust.

(a) If the Issuer or any Guarantor acts at any time as Paying Agent hereunder, it will, on each due date of the principal of (and premium, if any) or interest on any of the Notes, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal (and premium, if any) or interest so becoming due until such sums are paid to such Persons or otherwise disposed of as herein provided, and will promptly notify the Trustee of its action or failure so to act.

(b) Whenever the Issuer has one or more Paying Agents for the Notes, it will, on each due date of the principal of (and premium, if any) or interest on any Notes, deposit with a Paying Agent a sum sufficient to pay the principal (and premium, if any) or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest and (unless the Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of such action or any failure so to act.

(c) The Issuer will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent will agree with the Trustee, subject to the provisions of this Section 4.04, that such Paying Agent will:

(i) hold all sums held by it for the payment of the principal of (and premium, if any) or interest on Notes in trust for the benefit of the Persons entitled thereto until such sums are paid to such Persons or otherwise disposed of as herein provided;

(ii) give the Trustee notice of any default by the Issuer (or any other obligor upon the Notes) in the making of any payment of principal (and premium, if any) or interest; and

(iii) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

(d) The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Issuer or such Paying Agent; and upon such payment by any Paying Agent to the Trustee, such Paying Agent will be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer or any Guarantor, in trust for the payment of the principal of (and premium, if any) or interest on any Note and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable will be paid to the Issuer on the Issuer’s request or (if then held by the Issuer or any Guarantor) will be discharged from such trust; and the Holder of such Note will thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer or any Guarantor as Trustee thereof, will thereupon cease; provided that the Trustee or such Paying Agent, before being required to make any such repayment, will at the written direction and at the expense of the Issuer, cause to be published once, in the New York Times or The Wall Street Journal (national edition) or mail to each such Holder or both, notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such publication or mailing, any unclaimed balance of such money then remaining will be repaid to the Issuer.

Section 4.05 Taxes.

The Issuer and the Guarantors will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon the Issuer or any Guarantor, as the case may be, or upon the income, profits or assets of the Issuer or such Guarantor, as the case may be, and (ii) all lawful claims against the Issuer or the Guarantors, as the case may be, for labor, materials and supplies which, if unpaid, might by law become a lien upon the assets of the Issuer or any Guarantors; provided, however, that neither the Issuer nor any Guarantor shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Section 4.06 Stay, Execution and Usury Laws.

Each of the Issuer and each of the Guarantors covenants (to the fullest extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each of the Issuer and each of the Guarantors (to the fullest extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Compliance Certificate.

The Issuer will deliver annually to the Trustee within 120 days (or such longer period as the Trustee in its discretion may consent to) after the end of each fiscal year (which on the date hereof ends on December 31), and at any other reasonable time if the Trustee so requires, an Officers’ Certificate stating that a review of the activities of the Issuer during such year and of performance under this Indenture has been made under their supervision and to the best of their knowledge, based on such review, the Issuer has complied with all covenants, conditions or other requirements contained in this Indenture, non-compliance with which would, with the giving of notice or the lapse of time, or both, constitute an Event of Defaults hereunder or, if the Issuer has not complied with all such requirements, giving particulars as to each non-compliance.

Section 4.08 Negative Pledge.

For so long as any of the Notes remain outstanding, neither the Issuer nor any Guarantor will create any mortgage, charge, hypothec, pledge, Lien or other security (“security”) on any of their respective assets to secure any indebtedness for borrowed money, without also at the same time or prior thereto securing equally and ratably with that other indebtedness for borrowed money all of the Notes then outstanding or the Noteholder Collateral Platform Guarantees, as the case may be, provided that this covenant will not apply or operate to prevent:

(a) any security given in the ordinary course of business to secure any indebtedness payable on demand or maturing within 12 months of the date that such indebtedness is originally incurred, provided that:

(i)	such security is given at the time such indebtedness is incurred;

(ii)	such indebtedness does not entirely replace or is not used for the purpose of retiring or repaying any outstanding indebtedness of the Issuer or any Guarantor; and

(iii)	such security does not constitute security on fixed assets or security on the shares of any Subsidiary of the Issuer;

(b) any Purchase Money Mortgage;

(c) any security given to secure indebtedness incurred for the construction of townsites, employees’ housing, warehouses or office premises;

(d) any security on any asset of the Issuer or any Guarantor that has not been in commercial production during the 12-month period ending on the date hereof, or has not been in commercial production during the 12-month period ending at the time of the imposition of such security, to secure any indebtedness incurred for the development or improvement thereof or the development or improvement of any other assets of the Issuer or any Guarantor that have not been in commercial production during the 12-month period ending on the date hereof or have not been in commercial production during the 12-month period ending at the time of the imposition of such security;

(e) any security in favor of the Government of Canada or of the United States of America or the government of any province of Canada or state of the United States of America or any municipality in Canada or the United States of America or any political subdivision, department or agency of any of them or in favor of the Issuer or any Guarantor;

(f) any security existing on the Issue Date;

(g) any renewal, refunding or extension of any security referred to in the foregoing clauses (a) to (f) in which the principal outstanding after such renewal, refunding or extension is not increased and the security is limited to the assets originally subject thereto and any improvements thereon;

(h) any security or stock of Non-Guarantor Subsidiaries;

(i) Liens on Escrowed Proceeds for the benefit of the related holders of Additional Notes (or the underwriters or arrangers thereof) or on cash set aside at the time of the incurrence of any Additional Notes or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Additional Notes and are held in an escrow account or similar arrangement to be applied for such purpose; or

(j) any other security, if, after giving effect to the creation of such security, the aggregate principal amount of indebtedness secured by such security would not be greater than 5% of Shareholders’ Equity calculated on a pro forma basis for any acquisition since the date of the most recent quarterly or annual balance sheet, as the case may be.

Section 4.09 Additional Amounts.

(a) All payments of principal of, premium, if any, and interest on the Notes made by the Issuer or any Guarantor pursuant to the Notes or the Noteholder Collateral Platform Guarantees, respectively, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of any jurisdiction in which the Issuer or any Guarantor is organized, incorporated, engaged in business or resident for tax purposes, or from or through which payment is made by or on behalf of the Issuer or Guarantor, or any political subdivision or governmental authority thereof or therein having the power to tax (collectively, “Taxes” and each such jurisdiction, a “Taxing Jurisdiction”), unless the Issuer or such Guarantor, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If any amount for or on account of Taxes is so required to be withheld or deducted from any payment made under or with respect to the Notes or the Noteholder Collateral Platform Guarantees, the Issuer or such Guarantor, as the case may be, will pay, or cause to be paid, such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received by each Holder or beneficial owner of the Notes after such withholding or deduction (including in respect of Additional Amounts) will not be less than the amount such Holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment made to a Holder or beneficial owner of the Notes or to a third party on behalf of a Holder or beneficial owner of the Notes with respect to:

(i) any Tax imposed on, or deducted or withheld from, payments in respect of the Notes to a Holder or beneficial owner (x) by reason of such Holder or beneficial owner, or any other Person entitled to payments on the Notes, being a Person with whom the Issuer or a Guarantor does not deal at arm’s length for the purposes of the Income Tax Act (Canada) at the time of making such payment, (y) by reason of such Holder or beneficial owner being a person that is, or that does not deal at arm’s length with, a Person who is a “specified shareholder” as defined in subsection 18(5) of the Income Tax Act (Canada) of the Issuer, or (z) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member, shareholder or other equity owner of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company, corporation or other entity) and the Taxing Jurisdiction (including, without limitation, any Tax imposed on, or deducted or withheld from, such Holder’s or beneficial owner’s net income) other than the mere ownership, or receiving payments under, or enforcing any rights in respect of, the Notes;

(ii) except as otherwise specified below, any estate, inheritance, gift, sales, transfer or personal property Tax or any similar Tax;

(iii) any Tax imposed on, or deducted or withheld from, payments in respect of the Notes to a Holder or beneficial owner as a result of the failure of such Holder or beneficial owner of Notes (x) to duly and timely comply with any certification, identification, information, documentation, or similar reporting requirements concerning the nationality, residence, entitlement to treaty benefits, identity or connection with the relevant Taxing Jurisdiction of such Holder or beneficial owner or (y) to duly and timely make a declaration, claim or filing for exemption from or reduction in the rate of such Tax, if such compliance or the making of such declaration, claim or filing is required by statute, treaty, regulation or administrative pronouncement or practice, as a precondition to exemption from or reduction in the rate of such Tax and if the Issuer or a Guarantor has provided such Holder or beneficial owner or its nominee with at least 30 days’ written notice of any opportunity to so comply or make such declaration, claim or filing;

(iv) any Tax imposed on, or deducted or withheld from, payments in respect of the Notes to a Holder or beneficial owner which is a fiduciary or partnership (including any entity or arrangement treated as a partnership by the relevant Taxing Jurisdiction) or not the sole beneficial owner of such payments to the extent that any beneficiary or settler with respect to such fiduciary, any partner or member of such partnership or any beneficial owner of such payments would not have been entitled to such Additional Amounts with respect to such payments had such beneficiary, settler, partner, member or beneficial owner received directly its beneficial or distributive share of such payments;

(v) any Tax imposed on, or deducted or withheld from, payments in respect of the Notes to a Holder or beneficial owner if such payments could have been made without such imposition, deduction or withholding of such Tax had such Notes been presented for payment (where presentation is required) within 30 days after the date on which such payments or such Notes became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent such Holder or beneficial owner would have been entitled to such Additional Amounts had such Notes been presented on the last day of such 30-day period);

(vi) any Tax payable other than by deduction or withholding from payments in respect of the Notes or the Noteholder Collateral Platform Guarantee;

(vii) any Tax imposed under Sections 1471 through 1474 (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) of the IRC (“FATCA”) as of the Issue Date, any current or future U.S. Treasury regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the IRC as of the Issue Date (or any amended or successor version of the IRC described above), any intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing (including the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada)) or any law, regulation or practice adopted pursuant to any such intergovernmental agreement; or

(viii) any combination of items (i) through (vii).

(b) The Issuer or the applicable Guarantor, as the case may be, will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant Taxing Jurisdiction in accordance with applicable law.

(c) The Issuer or the applicable Guarantor, as the case may be, will furnish the Holders, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Issuer or such Guarantor or, if certified copies of tax receipts are not reasonably available to the Issuer or such Guarantor, such other documentation evidencing such payment by the Issuer or the applicable Guarantor that is reasonably satisfactory to the Trustee. The Issuer and the Guarantors will, jointly and severally, indemnify each Holder and beneficial owner of the Notes for the amount of (x) any Taxes so levied or imposed and paid by such Holder or beneficial owner as a result of payments made under or with respect to the Notes or the Noteholder Collateral Platform Guarantees (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a)(i)

through (a)(viii) above, (y) any cost or expense arising therefrom or with respect thereto, and (z) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a)(i) through (a)(viii) above) so levied or imposed with respect to any reimbursement under the foregoing clauses (x) and (y) so that the net amount received by such Holder or beneficial owner after such reimbursement will not be less than the net amount the Holder or beneficial owner would have received if Taxes (excluding any such Taxes for which Additional Amounts would not be payable pursuant to clauses (a)(i) through (a)(viii) above) on such reimbursement had not been imposed ((x), (y) and (z) collectively, a “Reimbursement Payment”).

(d) At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer or any Guarantor will be obligated to pay Additional Amounts with respect to such payment, the Issuer or such Guarantor, as applicable, will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Whenever in this Indenture there is mentioned, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(e) The Issuer will pay any present or future stamp, court or documentary Taxes, or any other excise or personal property Taxes that are imposed by any Taxing Jurisdiction from the execution, delivery or registration, or enforcement following the occurrence of any Event of Default, of the Notes, this Indenture, the Noteholder Collateral Platform or any other document or instrument in relation thereto, or on the receipt of any payments with respect to the Notes or the Noteholder Collateral Platform Guarantee (except, in the case of any excise or personal property Taxes attributable to payments with respect to the Notes or the Noteholder Collateral Platform Guarantee, any such Taxes that are imposed by reason of the existence of any connection with the Taxing Jurisdiction described in clause (a)(iii) above).

(f) This Section 4.09 will survive any termination, defeasance or discharge of this Indenture and shall apply mutatis mutandis to any jurisdiction in which any successor person to the Issuer or any Guarantor is organized, incorporated, engaged in business or resident for tax purposes, or from or through which payment is made by or on behalf of the Issuer or any Guarantor, or any political subdivision or governmental authority thereof or therein having the power to tax.

Section 4.10 Change of Control.

(a) Upon the occurrence of a Change of Control, unless the Issuer has exercised its right to redeem the Notes as provided in Article Three hereof, the Issuer will be required to make an offer to purchase all of each Holder’s Notes (a “Change of Control Offer”). A Holder may tender all or any part (equal to $2,000 or integral multiples of $1,000 in excess thereof) of its Notes. In the Change of Control Offer, the Issuer will be required to offer payment in cash equal to 101% of the aggregate principal amount of the Notes purchased plus accrued and unpaid interest, if any, thereon, to the date of purchase (the “Change of Control Payment”).

(b) Within 30 days following any Change of Control (or, at the Issuer’s option, prior to any Change of Control, but after it is publicly announced), unless the Issuer has given notice to redeem under Section 3.07 or 3.08 hereof, the Issuer shall mail or electronically deliver in accordance with the procedures of DTC a notice to each Holder, at its registered address appearing in the Note Register, describing the transaction or transactions that constitute the Change of Control and offering to purchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed or delivered (the “Change of Control Payment Date”), pursuant to the procedures specified in this Section 4.10 and described in such notice. If the notice is sent prior to the occurrence of the Change of Control, it shall be conditioned upon the consummation of the Change of Control. The Change of Control Offer shall be made to all Holders.

(c) In the event that, pursuant to this Section 4.10, the Issuer shall or shall be required to commence a Change of Control Offer, it shall follow the procedures specified below.

(i) The Change of Control Offer shall remain open for a period of at least 30 days and not more than 60 days following its commencement (the “Offer Period”). No later than five Business Days after the termination of the Offer Period, the Issuer shall accept for payment all Notes tendered in response to the Change of Control Offer. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.

(ii) If the Change of Control Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Change of Control Offer.

(iii) Upon the commencement of a Change of Control Offer, the Issuer shall send, by first class mail, a notice to each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Change of Control Offer. The notice, which shall govern the terms of the Change of Control Offer, shall state:

(1) that the Change of Control Offer is being made pursuant to this Section 4.10 and the length of time the Change of Control Offer shall remain open. Such notice shall also describe the Change of Control and shall state that all Notes tendered will be accepted for payment;

(2) the amount of the Change of Control Payment and the Change of Control Payment Date;

(3) that any Note not tendered or accepted for payment shall continue to accrete or accrue interest;

(4) that, unless the Issuer defaults in making such payment, any Note accepted for payment pursuant to the Chance of Control Offer shall cease to accrete or accrue interest after the Change of Control Date;

(5) that Holders electing to have a Note purchased pursuant to a Change of Control Offer may elect to have Notes purchased in a minimum principal amount of $2,000 or in integral multiples of $1,000 in excess thereof (except that if all of the Notes of a Holder are to be redeemed), the entire outstanding amount of Notes held by such Holder, even if not $2,000 or an integral multiple of $1,000 in excess thereof, shall be redeemed;

(6) that Holders electing to have a Note purchased pursuant to any Change of Control Offer shall be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Issuer, a depositary, if appointed by the Issuer, or a Paying Agent at the address specified in the notice on or before the Change of Control Payment Date;

(7) that Holders shall be entitled to withdraw their election if the Issuer, the depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased; and

(8) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer) representing the same indebtedness to the extent not repurchased.

(iv) On the Change of Control Payment Date, the Issuer shall, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes, or portions thereof, properly tendered, and (3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuer.

(v) The Paying Agent shall promptly (but in any case not later than five days after the purchase date) mail or wire transfer to each Holder who properly tenders Notes an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Issuer for purchase, and the Issuer shall promptly issue a new Note, and the Trustee shall authenticate and mail (or cause to be transferred by book entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered representing the same indebtedness to the extent not repurchased, if any; provided that each new Note shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

(d) Other than as specifically provided in this Section 4.10, any purchase pursuant to this Section 4.10 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

(e) Notwithstanding anything to the contrary in this Section 4.10, the Issuer shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes an offer to purchase the Notes (a “Third Party Offer”) in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.10 and all other provisions of this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under a Third Party Offer.

The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.10 or the Notes, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations hereunder or under the Notes by virtue of such compliance.

Section 4.11 Sale and Leaseback Transactions.

The Issuer will not enter into any Sale and Leaseback Transaction (except for a period, including renewals, not exceeding 36 months) unless:

(a) at the time of entering into such Sale and Leaseback Transaction, the Issuer would be entitled to incur debt, in a principal amount equal to the Attributable Debt in respect of such Sale and Leaseback Transaction, secured by a Lien, without equally and ratably securing the Notes;

(b) the Issuer applies, within 12 months after the Sale and Leaseback Transaction, an amount equal to the greater of (i) the net proceeds of the property sold pursuant to the Sale and Leaseback Transaction, or (ii) the fair value (in the opinion of an executive officer of the Issuer) of such property to the acquisition of or construction on property used or to be used in the Issuer’s business or the business of any Subsidiary of the Issuer; or

(c) subject to the following paragraph, the Issuer applies, within 12 months after the Sale and Leaseback Transaction, an amount equal to the net proceeds of the property sold pursuant to the Sale and Leaseback Transaction to the voluntary defeasance, retirement or satisfaction and discharge of First-Lien Indebtedness or, if the Issuer does not have any First-Lien Indebtedness outstanding at such time, any senior unsecured indebtedness of the Issuer or any indebtedness of a subsidiary of the Issuer, which amount will not be less than the fair value (in the opinion of an executive officer of the Issuer) of such property, less an amount equal to the principal amount of such First-Lien Indebtedness or other indebtedness, as applicable, voluntarily and previously defeased or retired by the Issuer, as the case may be, prior to such 12-month period and not designated as a credit against any other Sale and Leaseback Transaction.

For added clarification, this Section 4.11 shall not apply to any Non-Guarantor Subsidiary of the Issuer.

Section 4.12 Reports.

(a) So long as any Notes are outstanding:

(i) if the Issuer is subject to the reporting requirements under the securities laws of Canada and is required to file information with one or more securities commissions in Canada (the “Canadian Commissions”), the Issuer shall furnish to the Trustee (and the Holders of the Notes and beneficial owners of the Notes, to the extent not otherwise available on the Canadian System for Electronic Document Analysis and Retrieval, or “SEDAR”), as promptly as is reasonably practicable after such information has been filed:

(1) all quarterly and annual financial information that the Issuer would be required to file with the Canadian Commissions as if it were a reporting issuer under the securities laws of the Province of Ontario, including in each case a “Management’s Discussion and Analysis” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s independent chartered accountants; and

(2) all material change reports that the Issuer would be required to file with the Canadian Commissions as if it were a reporting issuer under the securities laws of the Province of Ontario; and

(ii) if the Issuer is not subject to the reporting requirements under the securities laws of Canada or is otherwise not required to file information with the Canadian Commissions, the Issuer shall furnish to the Trustee and, upon request, to beneficial owners of the Notes and prospective investors a copy of all of the financial information and reports referred to in subclauses (1) and (2) of clause (i) above.

(b) At any time that the Issuer is no longer a public company listed on the Toronto Stock Exchange (or another national or similar securities exchange in either Canada or the United States), or is not required to file or furnish on SEDAR the reports and information required to be filed or furnished under clause (a)(i) of this Section 4.12, the Issuer shall also:

(i) hold a quarterly conference call to discuss the information contained in the annual and quarterly reports required to be furnished under clause (a)(ii) of this Section 4.12 (the “Financial Reports”) not later than 5 Business Days from the time the Issuer furnishes such information to the Trustee;

(ii) no fewer than 3 Business Days prior to the date of the conference call required to be held in accordance with clause (i) above, issue a press release to the appropriate U.S. wire services announcing, or utilize other means that will, in the reasonable judgment of the Issuer, advise beneficial owners of, the time and date of such conference call and directing the beneficial owners of the Notes, prospective investors and securities analysts to contact the investor relations office of the Issuer to obtain the Financial Reports and information on how to access such conference call; and

(iii) either (x) maintain a non-public website to which beneficial owners of the Notes, prospective investors and securities analysts are given access and to which such Financial Reports and conference call access details are posted or (y) distribute via electronic mail such Financial Reports and conference call details to beneficial owners of the Notes, prospective investors and securities analysts who request to receive such distributions.

(c) The Issuer will be deemed to have satisfied its obligations pursuant to this Section 4.12 with respect to financial information relating to the Issuer by furnishing financial information relating to its direct and indirect parent consistent with this Section 4.12. If the direct or indirect parent has more than de minimis operations separate and apart from its ownership in the Issuer, then the Issuer will be required to provide consolidating information, which need not be audited, that explains in reasonable detail the differences between the information relating to such parent and its subsidiaries, on the one hand, and the information relating to the Issuer and its Subsidiaries on a standalone basis, on the other hand.

(d) In addition, for so long as any Notes remain outstanding, the Issuer shall furnish to the Holders or beneficial owners of the Notes and to any prospective purchaser of such Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act if not otherwise provided.

Section 4.13 Future Noteholder Platform Guarantees.

(a) The Issuer will cause any Subsidiary acquired or created after the Issue Date that becomes a guarantor of the indebtedness under the Credit Facilities or any other First-Lien Indebtedness to execute and deliver to the Collateral Trustee a Noteholder Collateral Platform Guarantee.

(b) The obligations of each Guarantor formed under the laws of the United States or any state thereof or the District of Columbia will be limited to the maximum amount that will result in the obligations of such Guarantor under its Noteholder Collateral Platform Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law.

(c) Each Subsidiary that becomes a Guarantor on or after the Issue Date will, pursuant to the Noteholder Collateral Platform, grant a security interest in favor of the Collateral Trustee and will, as promptly as practicable, execute and/or deliver such Security Documents, financing statements, certificates, and opinions of counsel (to the extent, and substantially in the form, delivered on the Issue Date (but of no greater scope)) as may be necessary to provide to the Collateral Trustee a perfected First-Priority Lien in all of its Property that constitutes Collateral to secure its obligations under its Noteholder Collateral Platform Guarantee, and as may be necessary to have such Property added to the Collateral as required hereunder and under the Noteholder Collateral Platform, and thereupon all provisions of this Indenture relating to the Collateral shall be deemed to relate to such Property to the same extent and with the same force and effect.

(d) A Guarantor’s obligations under its Noteholder Collateral Platform Guarantee, as it relates to the Notes and this Indenture, and the corresponding First-Priority Lien on the Collateral of such Guarantor, shall be released, in accordance with Section 11.03 hereof, at such time as such Guarantor ceases to be a Subsidiary or upon release by the Lenders Collateral Trustee under the Lenders Collateral Platform and otherwise in accordance with Section 10.02 hereof.

ARTICLE 5.

SUCCESSORS

Section 5.01 Consolidation, Merger, Amalgamation or Sale of Assets.

So long as any of the Notes remain outstanding, neither the Issuer nor any Guarantor will enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of the assets of the Issuer, taken as a whole, would become the property of any other Person (the “Successor Person”) unless:

(a) the Issuer or such Guarantor, as applicable, and/or the Successor Person, prior to or contemporaneously with the consummation of that transaction, executes those instruments and does those things as are necessary or advisable to establish that upon the consummation of that transaction:

(i) the Successor Person will have assumed all the covenants and obligations of the Issuer or such Guarantor, as applicable, under this Indenture, the Notes and the Noteholder Collateral Platform Guarantees, as applicable; and

(ii) the Notes or the Noteholder Collateral Platform Guarantees, as applicable, will be valid and binding obligations of the Successor Person entitling the Holders thereof, as against the Successor Person, to all the rights of Holders under this Indenture;

(b) immediately after giving effect to any such transaction, no Event of Default or event that after notice or passage of time or both would be an Event of Default shall have occurred and be continuing; and

(c) the Issuer has delivered to the Trustee an Officers’ Certificate stating that such transaction and such instruments comply with this Article 5 and that all conditions precedent herein provided for relating to such transaction have been completed.

Section 5.02 Successor To Possess Powers of the Corporation.

Whenever the conditions of Section 5.01 hereof shall have been duly observed and performed, the Successor Person shall possess and from time to time may exercise each and every right and power of the Issuer or such Guarantor, as the case may be, under this Indenture in the name of the Issuer or such Guarantor, as the case may be, or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director, manager, or officer of the Issuer or such Guarantor, as the case may be, may be done and performed with like force and effect by the like directors, managers or officers of the Successor Person.

ARTICLE 6.

EVENTS OF DEFAULT

Section 6.01 Events of Default.

The occurrence of any of the following events with respect to the Notes will constitute an “Event of Default” with respect to the Notes:

(a) default in payment of the principal of any of the Notes when the same becomes due under any provision hereof or of the Notes;

(b) default in payment of any interest due on any of the Notes and continuance of such default for a period of 30 days;

(c) default by the Issuer or any Guarantor, as the case may be, in the observance or performance of any of the covenants contained in Article Five or in Section 4.10 hereof;

(d) default by the Issuer or any Guarantor in the observance or performance of any other covenant or condition of the Issuer or the Guarantors, as applicable, contained in the Notes, the Noteholder Collateral Platform Guarantees or in this Indenture and continuance of such default for a period of 60 days after notice in writing has been given by the Trustee to the Issuer or any Guarantor, as the case may be, specifying such default and requiring the Issuer such Guarantor, as the case may be, to put an end to the same, which notice the Trustee may give on its own initiative and shall give when requested to do so by the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding;

(e) default by the Issuer or any Guarantor (i) in the payment prior to the stated maturity thereof of the principal of, or premium, if any, or interest on, any indebtedness for borrowed money (other than indebtedness maturing less than 12 months from the creation or issue thereof or indebtedness where recourse is limited to assets securing that indebtedness and proceeds from a sale thereof) having an outstanding principal amount in excess of $50 million in the aggregate at the time of default (for the purposes of this provision, “such indebtedness”) or in the performance prior to the stated maturity thereof of any other covenant contained in any instrument under which such indebtedness is created or issued, and the holders thereof or a trustee, if any, for such holders declare such indebtedness to be due and payable prior to the stated maturity thereof or (ii) in the payment at the stated maturity thereof of the principal of any such indebtedness; provided that if any default under either (i) or (ii) is waived by the holders of such indebtedness or a trustee, if any, for such holders, then the Event of Default hereunder shall be deemed to be waived without further action on the part of the Trustee or the Holders;

(f) if the Security Documents shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected First-Priority Lien on any material portion of the Collateral purported to be covered thereby and the Issuer or the applicable Guarantor does not take all steps required to provide the Collateral Trustee with a valid and perfected First-Priority Lien against such Collateral within five (5) days of request therefor by the Collateral Trustee or the Trustee;

(g) the making of an order or the passing of an effective resolution for the winding-up, liquidation or dissolution of the Issuer or any Significant Subsidiary Guarantor, except in the course of carrying out, or pursuant to, a transaction in respect of which the provisions of Article Five hereof are applicable and the conditions thereof are duly observed and performed, if the Issuer or such Significant Subsidiary Guarantor fails to file an appeal therefrom within the applicable appeal period or, if the Issuer or such Significant Subsidiary Guarantor does file an appeal therefrom within such period, such order is not, and does not remain, vacated, discharged or stayed;

(h) the making by the Issuer or any Significant Subsidiary Guarantor of a general assignment for the benefit of its creditors or other acknowledgement by the Issuer or such Significant Subsidiary Guarantor of its insolvency, or the making of a bankruptcy receiving order against the Issuer or any Significant Subsidiary Guarantor if the Issuer or such Significant Subsidiary Guarantor, as the case may be, fails to file an appeal therefrom within the applicable appeal period or, if the Issuer or such Significant Subsidiary Guarantor, as the case may be, does file an appeal therefrom within such period, such order is not, and does not remain, vacated, discharged or stayed, or the making by the Issuer or any Significant Subsidiary Guarantor of an authorized assignment or a proposal to its creditors, or the seeking of relief, under any bankruptcy or insolvency or analogous law (including, without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or the Winding-up and Restructuring Act (Canada)), or the consenting to, or acquiescence by the Issuer or any Significant Subsidiary Guarantor in, the appointment of a trustee, custodian, receiver or receiver and manager or any other officer with similar powers of the Issuer or such Significant Subsidiary Guarantor, as the case may be, or of all of the assets of the Issuer of such Significant Subsidiary Guarantor or any part thereof the loss of which could reasonably be expected to materially and adversely affect the ability of the Issuer or such Significant Subsidiary Guarantor, as the case may be, to perform its obligations under this Indenture;

(i) the taking or entering against the Issuer or any Significant Subsidiary Guarantor of a judgment or decree for the payment of money in an amount that could reasonably be expected to materially and adversely affect the ability of the Issuer or such Significant Subsidiary Guarantor, as the case may be, to perform any of its obligations under this Indenture, if the Issuer or such Significant Subsidiary Guarantor, as applicable, fails to file an appeal therefrom within the applicable appeal period or, if the Issuer or such Significant Subsidiary Guarantor, as applicable, does file an appeal therefrom within such period, such judgment or decree is not, and does not remain, vacated, discharged or stayed.

The Issuer or any Guarantor, as applicable, shall deliver to the Trustee, as soon as practicable and in any event within 10 days after the Issuer’s or Guarantor’s knowledge thereof, written notice in the form of an Officers’ Certificate of any Default under this Indenture, its status and what actions the Issuer or such Guarantor, as the case may be, proposes to take with respect thereto. Notwithstanding anything to the foregoing herein, the Trustee shall have no duty to determine whether an Event of Default or a potential Event of Default has occurred or is continuing, except for Defaults or Events of Default in payment of principal of, premium, if any, or interest on the Notes, until a Responsible Officer of the Trustee has actual knowledge thereof.

Holders of the Notes may not enforce this Indenture, the Notes or the Noteholder Collateral Platform Guarantees except as provided in this Indenture.

Section 6.02 Acceleration.

(a) If an Event of Default described in clause (a) through (i), inclusive, of Section 6.01 hereof shall have occurred and be continuing with respect to the Notes then outstanding or the Noteholder Collateral Platform Guarantees, then, and in each and every such case, unless the principal of all of the Notes shall have already become due and payable, the Trustee may, in its discretion, and shall upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding by notice in writing to the Issuer, declare the principal of (and premium, if any, on) the Notes then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of this Indenture in respect of the Notes to be due and payable immediately on demand.

(b) At any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in this Article, the Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Issuer and the Trustee, may rescind and annul such declaration and its consequences and the Trustee shall thereupon rescind and annul such declaration and its consequences if:

(i) the Issuer or any Guarantor has paid or deposited with the Trustee a sum sufficient to pay:

(1) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(2) all overdue interest on all outstanding Notes;

(3) all unpaid principal of (and premium, if any, on) any outstanding Notes which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate borne by the Notes;

(4) interest on overdue principal at the rate borne by the Notes, which has become due otherwise than by such declaration of acceleration; and

(ii) no such rescission would conflict with any judgment or decree of a court of competent jurisdiction; and

(iii) all Events of Default, other than the non-payment of amounts of principal of (or premium, if any, on) or interest on the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 6.04.

No such rescission shall affect any subsequent Default or impair any right consequent thereon.

Section 6.03 Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults.

Holders of not less than a majority in aggregate principal amount of the then-outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes (including in connection with a Change of Control Offer) or in respect of a covenant or provision hereof which under Article 9 cannot be modified or amended without the consent of the Holder of each outstanding Note affected; provided that the Holders of a majority in aggregate principal amount of the then-outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

Holders of a majority in principal amount of the then-outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that the Trustee determines may be unduly prejudicial to the rights of other Holders or that may involve the Trustee in personal liability. The Trustee may withhold from Holders notice of any continuing Default or Event of Default if it, in good faith, determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, premium, if any, or interest.

Section 6.06 Limitation on Suits.

Subject to Section 6.07, no Holder shall have any right to institute any proceeding with respect to this Indenture or for any remedy thereunder unless:

(a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default;

(b) the Holders of at least 25% in aggregate principal amount of the then outstanding Notes shall have made a written request to the Trustee to institute such proceeding;

(c) such Holder or Holders shall have provided reasonable indemnity to the Trustee to institute such proceeding;

(d) the Trustee shall have failed to institute such proceeding within 60 days after such notification, request and offer of indemnity; and

(e) during such 60-day period, the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the then outstanding Notes a direction inconsistent with such written request.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

Section 6.07 Rights of Holders of Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, premium, if any, and interest on the Notes, on or after the respective due dates expressed in such Notes (including in connection with a Change of Control Offer upon the occurrence of a Change of Control), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08 Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount of principal of, premium, if any, and interest remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09 Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Issuer, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding has been instituted.

Section 6.10 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.11 Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.12 Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Issuer (or any other obligor upon the Notes, including any Guarantor), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.13 Priorities.

If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

(a) to the Trustee, its agents and attorneys for amounts due under Section 7.06 hereof, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

(b) to Holders for amounts due and unpaid on the Notes for principal of, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively; and

(c) to the Issuer or to such party as a court of competent jurisdiction shall direct, including any Guarantor, if applicable.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.13.

Section 6.14 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in principal amount of the then outstanding Notes.

ARTICLE 7.

TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(i) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of gross negligence, bad faith or willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liabilities for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved in a court of competent jurisdiction that the Trustee was grossly negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), (c) and (e) of this Section 7.01.

(e) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability. The Trustee shall be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holders shall have offered to the Trustee reasonable security and indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee shall not be liable for interest on any money received by it, except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02 Rights of Trustee.

(a) The Trustee may conclusively rely upon any document, whether in its original or facsimile form believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled on reasonable notice to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(b) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel. The Trustee may consult with counsel of its selection and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or gross negligence of any agent or attorney appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer shall be sufficient if signed by an Officer of the Issuer.

(f) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.

(g) The Trustee shall not be deemed to have notice of any Default or Event of Default unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.

(h) In no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(j) The Trustee may request that the Issuer deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any persons authorized to sign an Officers’ Certificate, including any persons specified as so authorized in any such certificate previously delivered and not superseded.

Section 7.03 Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.09 and 7.10 hereof.

Section 7.04 Trustee’s Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes (except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Notes and perform its obligations hereunder and that there is no material conflict of interest between the Trustee’s role as trustee and its role in any other capacity), it shall not be accountable for the Issuer’s use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Trustee, the Trustee shall mail to Holders a notice of the Default or Event of Default within 90 days after it occurs, unless such Default or Event of Default has been cured. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders and so informs the Issuer in writing.

Section 7.06 Compensation and Indemnity.

The Issuer shall pay to the Trustee from time to time such reasonable compensation for its acceptance of this Indenture and services hereunder as the parties shall agree in writing from time to time. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in accordance with this Indenture in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

The Issuer shall indemnify and hold harmless the Trustee and its officers, directors, employees and agents against any and all losses, liabilities, obligations, losses, claims, damages, penalties, actions, suits, judgments, costs, expenses or disbursements of any kind (including reasonable attorney’s fees and expenses) incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture or the Notes including the costs and expenses of enforcing this Indenture or the Notes against the Issuer (including this Section 7.06) and defending itself against any claim (whether asserted by the Issuer or any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its gross negligence, bad faith or willful misconduct. The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuer shall not relieve the Issuer of its obligations hereunder. The Issuer shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Issuer shall pay the reasonable fees and expenses of such counsel. The Issuer need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

The obligations of the Issuer under this Section 7.06 shall survive the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee.

To secure the Issuer’s payment obligations in this Section, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(g) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law. The Issuer’s obligations under this Section 7.06 shall survive the resignation or removal of the Trustee, any termination of this Indenture, including any termination or rejection of this Indenture in any insolvency or similar proceeding and the repayment of all the Notes.

Section 7.07 Replacement of Trustee.

A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.07.

The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Issuer. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing. The Issuer may remove the Trustee if:

(a) the Trustee fails to comply with Section 7.09 hereof;

(b) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(c) a custodian or public officer takes charge of the Trustee or its property; or

(d) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee (at the Issuer’s expense), the Issuer, or the Holders of at least 10% in principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.09, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee; provided that, all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.06 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Issuer’s obligations under Section 7.06 hereof shall continue for the benefit of the retiring Trustee.

Section 7.08 Successor Trustee by Merger, etc. If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another Person, the successor Person without any further act shall be the successor Trustee.

Section 7.09 Eligibility; Disqualification.

There shall at all times be a Trustee hereunder that is a Person organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that, together with its Affiliates, has a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition. The Trustee shall at all times satisfy the requirements of Section 310(a)(1) and (5) of the U.S. Trust Indenture Act of 1939, as amended.

Section 7.10 Appointment of Co-Trustee.

It is the purpose of this Indenture that there shall be no violation of any law of any jurisdiction denying or restricting the right of a Person to transact business as trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, and in particular in case of the enforcement thereof on default, or in the case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee or hold title to the properties, in trust, as herein granted or take any action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint a Person as a separate or co-trustee. The following provisions of this Section 7.10 are adopted to these ends.

In the event that the Trustee appoints an additional Person as a separate or co-trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest and lien expressed or intended by this Indenture to be exercised by or vested in or conveyed to the Trustee with respect thereto shall be exercisable by and vest in such separate or co-trustee but only to the extent necessary to enable such separate or co-trustee to exercise such powers, rights and remedies, and only to the extent that the Trustee by the laws of any jurisdiction is incapable of exercising such powers, rights and remedies and every covenant and obligation necessary to the exercise thereof by such separate or co-trustee shall run to and be enforceable by either of them. So long no Event of Default shall have occurred and be continuing, any such appointment shall be pursuant to such terms and conditions as are agreed with the Issuer.

Should any instrument in writing from the Issuer be required by the separate or co-trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to it such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged and delivered by the Issuer; provided, that if an Event of Default shall have occurred and be continuing, if the Issuer does not execute any such instrument within fifteen (15) days after request therefor, the Trustee shall be empowered as an attorney-in-fact for the Issuer to execute any such instrument in the Issuer’s name and stead. In case any separate or co-trustee or a successor to either shall die, become incapable of acting, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate or co-trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a new trustee or successor to such separate or co-trustee.

Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(a) all rights and powers, conferred or imposed upon the Trustee shall be conferred or imposed upon and may be exercised or performed by such separate trustee or co-trustee; and

(b) no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder.

Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article 7.

Any separate trustee or co-trustee may at any time appoint the Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

Notwithstanding anything contained herein to the contrary, the right of the Trustee to perform any discretionary act enumerated herein or in the Notes (including the right to consent to or approve of any action or document which requires its consent or approval and the right to waive any provision of, or consent to any change or amendment to, any of this Indenture or the Notes) shall not be construed as giving rise to any expressed or implied duty owed by the Trustee, and the Trustee shall not be answerable in connection with any of the foregoing for, or have any liability whatsoever as a result of, (i) its refusal to perform, consent or approve of such discretionary acts without the prior consent or direction of the applicable percentage of the Holders that would be required if such consent or direction was obtained under this Indenture or (ii) its performance of any such discretionary act (except for any gross negligence or willful misconduct in the performance of such acts).

ARTICLE 8.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Issuer may, at its option and at any time, elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes and all obligations of the Guarantors with respect to the Noteholder Collateral Platform Guarantees with respect to the Notes and cure all then-existing Defaults or Events of Default upon compliance with the conditions set forth below in this Article Eight.

If the Issuer exercises its Legal Defeasance (as defined in Section 8.02 below) or Covenant Defeasance (as defined in Section 8.03 below) options, each Guarantor will be released from all of its obligations with respect to its Noteholder Collateral Platform Guarantee and will cease to be subject to this Indenture. The Issuer may exercise its Legal Defeasance option notwithstanding the fact that it previously exercised its Covenant Defeasance option.

Section 8.02 Legal Defeasance and Discharge.

Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Issuer and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes and the Noteholder Collateral Platform Guarantees with respect to the Notes on the date the conditions set forth in Section 8.04 are satisfied (‘‘Legal Defeasance”). For this purpose, Legal Defeasance means that each of the Issuer and each Guarantor shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes (including the Noteholder Collateral Platform Guarantees with respect to the Notes), which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in (a) and (b) below, and to have satisfied all its other obligations under such Notes, the Noteholder Collateral Platform Guarantees with respect to the Notes and this Indenture (and the Trustee, on demand of and at the expense of the Issuer and the Guarantors, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of outstanding Notes to receive solely from the trust fund described in Section 8.05 hereof, and as more fully set forth in such Section, payments in respect of the principal of, or interest or premium, if any, on such Notes when such payments are due, (b) the Issuer’s obligations with respect to such Notes under Section 2.07, Section 2.10, Section 4.02, and Section 4.04 hereof, (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Issuer’s and the Guarantors’ obligations in connection therewith and (d) this Article Eight. Subject to compliance with this Article Eight, the Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof. If the Issuer exercises its Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default

Section 8.03 Covenant Defeasance.

Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Issuer and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from their obligations under the covenants contained in Sections 4.05, 4.07, 4.08 and 4.10 through 4.13 hereof with respect to the outstanding Notes and the Noteholder Collateral Platform Guarantees with respect to the Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied (“Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Issuer and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03 hereof, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Sections 6.01(e), 6.01(f) and 6.01(i) hereof shall not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance.

The following shall be the conditions to the application of either Section 8.02 or 8.03 hereof to the outstanding Notes:

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a) The Issuer shall irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay without reinvestment the principal of, and interest and premium, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to Stated Maturity or to a particular redemption date;

(b) in the case of an election under Section 8.02 hereof, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of this Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of an election under Section 8.03 hereof, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) in the case of an election under Section 8.02 or Section 8.03, the Issuer shall have delivered to the Trustee an Opinion of Counsel in Canada or a ruling from Canada Revenue Agency to the effect that Holders of the outstanding Notes will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred;

(e) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith);

(f) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of or constitute a default under any material agreement or instrument (other than this Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(g) The Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

(h) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05 Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 hereof in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer or any Guarantor acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon the request of the Issuer any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to Issuer.

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, and premium, if any, or interest has become due and payable shall be paid to the Issuer on its request or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published once, in the New York Times or The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

Section 8.07 Reinstatement.

If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s and the Guarantors’ obligations under this Indenture, the Notes and the Noteholder Collateral Platform Guarantees with respect to the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; provided that, if the Issuer makes any payment of principal of, premium, if any, or interest on any Note following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9.

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of the Notes.

Notwithstanding Section 9.02 hereof, the Issuer, the Guarantors, as applicable, the Trustee and the Collateral Trustee, as applicable, may amend or supplement this Indenture, the Notes, the Noteholder Collateral Platform Guarantees or the Security Documents without the consent of any Holder:

(a) to cure any ambiguity, defect, error or inconsistency;

(b) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(c) to evidence the assumption by a Successor Person of the covenants and obligations of the Issuer or any Guarantor under this Indenture and the Notes then outstanding or the Noteholder Collateral Platform Guarantees;

(d) to make any change that would provide any additional rights or benefits to the Holders or that does not materially adversely affect the rights under this Indenture of any such Holder;

(e) to add guarantees or security with respect to the Notes;

(f) to evidence and provide for the acceptance of appointment by a successor Trustee;

(g) to comply with the rules of any applicable Depositary;

(h) to conform the text of this Indenture or the Notes, the Noteholder Collateral Platform Guarantees or the Security Documents to any provision of the “Description of Notes” Section of the Offering Memorandum, to the extent such provision of this Indenture, the Notes, the Noteholder Collateral Platform Guarantees or the Security Documents was intended to conform to the text of such “Description of Notes” section; or

(i) provide for the issuance of Additional Notes in accordance with this Indenture.

Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Section 14.02 hereof, the Trustee shall join with the Issuer and the Guarantors, as applicable, in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and shall make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties, liabilities or immunities under this Indenture or otherwise.

Section 9.02 With Consent of Holders of Notes.

(a) Except as provided below in clause (b) of Section 9.02, the Issuer, the Guarantors, as applicable, the Trustee and the Collateral Trustee, as applicable, may amend or supplement this Indenture, the Notes and the Noteholder Collateral Platform Guarantees with respect to the Notes with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and, subject to Sections 6.04 and 6.07 hereof, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture or the Notes and its consequences may be waived with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).

Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 14.02 hereof, the Trustee shall join with the Issuer and the Guarantors, as applicable, in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee’s own rights, duties, liabilities or immunities under this indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental indenture.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver.

(b) Subject to Sections 6.04 and 6.07 hereof, the Holders of a majority in aggregate principal amount of the Notes then outstanding may waive compliance in a particular instance by the Issuer with any provision of this Indenture or the Notes. However, without the consent of each Holder affected, an amendment, supplement or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

(i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(ii) reduce the principal or change the fixed maturity of any Note or alter the provisions (except those in Section 3.03) with respect to the redemption of the Notes (other than provisions under Section 4.10 hereof);

(iii) reduce the rate or change the time for payment of interest on any Note, including Additional Amounts;

(iv) waive a Default or Event of Default in the payment of principal of and premium, if any, or interest on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(v) make any Note payable in money other than that stated in the Notes;

(vi) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of and premium, if any, or interest on, the Notes;

(vii) waive a redemption payment with respect to any Note (other than a payment required by Section 4.10 hereof);

(viii) modify or change any provision of this Indenture or the related definitions hereof affecting the ranking of the Notes (under the Noteholder Collateral Platform or otherwise) in a manner that materially adversely affects the Holders;

(ix) make any change in the provisions of this Indenture or the Noteholder Collateral Platform dealing with the application of proceeds of Collateral that would materially adversely affect the rights of any Holders;

(x) release all or substantially all of the Collateral from the Security Documents or all or substantially all of the Noteholder Collateral Platform Guarantees, other than in accordance with the provisions of this Indenture and the Noteholder Collateral Platform; and

(x) make any change in Section 6.04 or 6.07 hereof or in the foregoing amendment and waiver provisions of Section 9.02(b).

Section 9.03 Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder or subsequent Holder may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement, or waiver. If a record date is fixed, then, notwithstanding the preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only such Persons, shall be entitled to consent to such amendment, supplement, or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date unless the consent of the requisite number of Holders has been obtained.

Section 9.04 Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05 Trustee to Sign Amendments, etc. The Trustee shall sign any amendment or supplement authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Issuer may not sign an amendment or supplement until the Board of Directors approves it. In executing any amendment or supplement, the Trustee shall be entitled to receive and (subject to Section 7.01 hereof) shall be fully protected in relying upon, in addition to the documents required by Section 14.02 hereof, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such amendment or supplement is authorized or permitted by this Indenture.

ARTICLE 10.

NOTEHOLDER COLLATERAL PLATFORM GUARANTEES

Section 10.01 Noteholder Collateral Platform Guarantees.

(a) The obligations of the Issuer under this Indenture and the Notes shall, as a result of the issuance of the Noteholder Collateral Bond issued to the Trustee pursuant to the Noteholder Collateral Platform, be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis, by each Guarantor under its Noteholder Collateral Platform Guarantee and each other Person that the Issuer shall cause to become a Guarantor pursuant to the terms of this Indenture following the Issue Date.

(b) Pursuant to the Noteholder Collateral Platform, the Noteholder Collateral Platform Guarantees shall be secured by First-Priority Liens on the portion of the Collateral owned by the applicable Guarantor, subject to Section 4.08 hereof.

Section 10.02 Releases.

A Guarantor will be released from its obligations under its Noteholder Collateral Platform Guarantee, as it relates to the Notes and this Indenture, upon the occurrence of any of the following:

(a) in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor, by way of consolidation, merger, amalgamation or otherwise, or a sale or other disposition of the Capital Stock of such Guarantor, in each case, such that it ceases to be a Subsidiary of the Issuer;

(b) upon payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes;

(c) upon the Issuer exercising its Legal Defeasance or Covenant Defeasance option under Article 8 or the Issuer’s obligations under this Indenture otherwise being discharged in accordance with the terms of this Indenture; or

(d) upon a written release of a Guarantor of its Guarantee by the Lenders Collateral Trustee under the Lenders Collateral Platform or upon the return for cancellation of all Lenders Collateral Bonds issued under the Lenders Collateral Platform whether before or following the payment in full of the indebtedness under the Credit Facilities.

ARTICLE 11.

SECURITY

Section 11.01 Security.

(a) The Issuer and each Guarantor have granted First-Priority Liens (subject to Section 4.08 hereof) on their respective Collateral to the Collateral Trustee pursuant to the Security Documents, which shall be general and continuing Collateral security for the payment and performance of their respective Indenture Obligations (including for certainty their respective obligations under the Noteholder Collateral Bond and Noteholder Collateral Platform Guarantees). Subject to the Intercreditor Agreement, the Collateral Trustee will hold (directly or through co-agents or sub-agents), and will be entitled to enforce, all Liens on the Collateral created by the Security Documents. Except as provided in the Intercreditor Agreement, the Collateral Trustee will not act upon directions purported to be delivered to it by any Person, commence any exercise of remedies or any foreclosure actions, or otherwise take any actions or proceedings against any of the Collateral.

(b) For greater certainty, each Subsidiary that becomes a Guarantor on or after the Issue Date will also become a party to the applicable Security Documents and will, as promptly as practicable, execute and/or deliver such Security Documents, financing statements, certificates, and opinions of counsel as may be necessary to provide to the Collateral Trustee a perfected First-Priority Lien (subject to Liens permitted under Section 4.08) in all of its Property that constitutes Collateral to secure its Noteholder Collateral Platform Guarantee and as may be necessary to have such Property added to the Collateral as required under the Noteholder Collateral Platform and this Indenture, and thereupon all provisions of this Indenture relating to the Collateral shall be deemed to relate to such Property to the same extent and with the same force and effect.

(c) Pursuant to the Security Documents, the Issuer and the Guarantors are required to perfect the security referred to in Section 11.01(a) in all jurisdictions in which the Issuer or the Guarantors, as applicable, have material assets or a principal place of business. Security interests in personal or movable property constituting Collateral will be perfected by the filing of financing statements (or their equivalent) under personal property security legislation (including the Civil Code of Quebec, if applicable) applicable to such personal or movable property. Liens on Collateral consisting of real or immovable property will be taken by way of a fixed charge or immovable hypothec, as applicable, in the owned or leased real or immovable property of the Issuer and the Guarantors only.

Section 11.02 Further Assurances.

The Issuer shall, and shall cause the Guarantors to, at their expense, do or cause to be done all acts and things that may be reasonably requested by the Collateral Trustee to assure and confirm that the Collateral Trustee holds, for the benefit of the holders of the indebtedness secured by the Noteholder Collateral Platform, duly created, enforceable, and perfected Liens upon the Collateral. If the Issuer or a Guarantor acquires Property after the Issue Date that is not automatically subject to a perfected security interest or Lien under the Security Documents and such Property would be of the type that would constitute Collateral that is required to be subject to First-Priority Liens, or if a Subsidiary becomes a Guarantor, then the Issuer shall cause such Guarantor to provide security interests in and Liens on such Property (or, in the case of a new Guarantor, on all of its Property constituting Collateral) in favor of the Collateral Trustee acting on behalf of all creditors in respect of indebtedness secured by the Noteholder Collateral Platform of the Issuer and the Guarantors that are subject to the Intercreditor Agreement, including the Trustee and the Holders, and deliver certain agreements in respect thereof as required by the Security Documents.

Section 11.03 Release of Security.

(a) Without derogating from any other provision of this Indenture or the Security Documents which may provide for the release of any security on Collateral:

(i) the First-Priority Liens on the Collateral will be released in whole with respect to the obligations of the Issuer under the Notes and this Indenture and the Noteholder Collateral Platform Guarantees, as they relate to the Notes and this Indenture, as applicable, upon the occurrence of any of the following:

(A) payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes;

(B) satisfaction and discharge of this Indenture; or

(C) defeasance pursuant to either Section 8.02 or 8.03 hereof;

provided that in each case, all amounts owing to the Trustee under this Indenture and the Notes and to the Collateral Trustee under the Security Documents have been paid or otherwise provided for to the reasonable satisfaction of the Trustee and the Collateral Trustee, as applicable; and

(b) the First-Priority Liens of the Collateral Trustee on the Collateral will automatically be released with respect to any Property constituting Collateral upon the occurrence of any of the following:

(i) any disposition of such Collateral to any Person other than the Issuer or any Guarantors in any transaction permitted hereunder and under the terms of the other First-Lien Indebtedness (but excluding any transaction subject to Section 5.01 if such other Person is required to become the obligor on the Notes or a Guarantor);

(ii) upon a written release of Collateral by the Lenders Collateral Trustee under the Lenders Collateral Platform or upon the return for cancellation of all Lenders Collateral Bonds issued under the Lenders Collateral Platform whether before of following the payment in full of the Indebtedness under the Credit Facilities; or

(iii) the disposition of such Collateral pursuant to the exercise of any rights and remedies by the Collateral Trustee with respect to any Collateral, subject to the Security Documents.

ARTICLE 12.

SATISFACTION AND DISCHARGE

Section 12.01 Satisfaction and Discharge.

This Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder and the Noteholder Collateral Platform Guarantees thereon, when:

(a) either:

(i) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid, and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer or discharged from the trust, have been delivered to the Trustee for cancellation; or

(ii) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the delivery or mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default or Event of Default (other than a Default or Event of Default resulting from any borrowing of funds to be applied to make such deposit and the granting of Liens in connection therewith) shall occur as a result of such deposit, and the deposit shall not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(c) the Issuer has paid or caused to be paid all sums payable by it under this Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at Stated Maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Upon the satisfaction and discharge of this Indenture, the Guarantors’ respective obligations under the Noteholder Collateral Platform Guarantees, as they relate to the Notes and this Indenture, and the corresponding First-Priority Liens on the Collateral of the Guarantors, shall be released in accordance with Section 11.03 hereof.

Notwithstanding the satisfaction and discharge of this Indenture, if money shall have been deposited with the Trustee pursuant to subclause (ii) of clause (a) of this Section 12.01, the provisions of Sections 12.02, 8.06 and 8.07 hereof shall survive.

Section 12.02 Money Held in Trust.

Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 12.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 12.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and the Guarantor’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01 hereof; provided that if the Issuer has made any payment of principal of, premium, if any, or interest on any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

ARTICLE 13.

HOLDERS’ MEETINGS

Section 13.01 Purposes of the Meetings.

A meeting of the Holders may be called at any time pursuant to this Article 13 for any of the following purposes:

(a) to give any notice to the Issuer or the Guarantors or to the Trustee, or to give any directions to the Trustee, or to consent to the waiving of any Default hereunder and its consequences, or to take any other action authorized to be taken by Holders pursuant to Article 9;

(b) to remove the Trustee and appoint a successor trustee pursuant to Article 7; or

(c) to consent to the execution of an indenture supplement pursuant to Section 9.02.

Section 13.02 Place of Meetings.

Meetings of Holders may be held at such place or places as the Trustee or, in case of its failure to act, the Issuer, any Guarantor or the Holders calling the meeting, shall from time to time determine.

Section 13.03 Call and Notice of Meetings.

(a) The Trustee may at any time (upon not less than 21 days’ notice) call a meeting of Holders to be held at such time and at such place in New York, New York or in such other city as determined by the Trustee pursuant to Section 13.02. Notice of every meeting of Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed to each Holder in the manner contemplated by Section 14.01.

(b) In case at any time the Issuer, pursuant to a resolution of its Board of Directors, or the Holders of at least 10% in aggregate principal amount of the Notes then outstanding, shall have requested the Trustee to call a meeting of the Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the first giving of the notice of such meeting within 20 days after receipt of such request, then the Issuer or the Holders of Notes in the amount above specified may determine the time (not less than 21 days after notice is given) and the place in New York, New York or in such other city as determined by the Issuer or the Holders pursuant to Section 13.02 for such meeting and may call such meeting to take any action authorized in Section 13.01 by giving notice thereof as provided in Section 14.01.

Section 13.04 Persons Entitled to Vote, to be Present and to Speak at Meetings.

To be entitled to vote at any meeting of Holders, a Person shall be (i) a Holder at the relevant record date or (ii) a Person appointed by an instrument in writing as proxy for a Holder or Holders by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Person so entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Issuer and the Guarantors and their respective counsel.

Section 13.05 Voting Rights, Conduct and Adjournment.

(a) Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders in regard to proof of the holding of Notes and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Notes shall be proved in the manner specified in Section 2.03 and the appointment of any proxy shall be proved in such manner as is deemed appropriate by the Trustee or by having the signature of the Person executing the proxy witnessed or guaranteed by any bank, banker or trust company customarily authorized to certify to the holding of a Note such as a Global Note.

(b) At any meeting of Holders, the presence of Persons holding or representing Notes in an aggregate principal amount sufficient under the appropriate provision of this Indenture to take action upon the business for the transaction of which such meeting was called shall constitute a quorum. Subject to any required aggregate principal amount of Notes required for the taking of any action pursuant to this Indenture, in no event shall less than a majority of the votes given by Persons holding or representing Notes at any meeting of Holders be sufficient to approve an action. Any meeting of Holders duly called pursuant to Section 13.03 may be adjourned from time to time by vote of the Holders (or proxies for the Holders) of a majority of the Notes represented at the meeting and entitled to vote, whether or not a quorum shall be present; and the meeting may be held as so adjourned without further notice. No action at a meeting of Holders shall be effective unless approved by Persons holding or representing Notes in the aggregate principal amount required by the provision of this Indenture pursuant to which such action is being taken.

(c) At any meeting of Holders, each Holder or proxy shall be entitled to one vote for each $1,000 aggregate principal amount of outstanding Notes held or represented.

Section 13.06 Revocation of Consent by Holders at Meetings.

At any time prior to (but not after) the evidencing to the Trustee of the taking of any action at a meeting of Holders by the Holders of the percentage in aggregate principal amount of the Notes specified in this Indenture in connection with such action, any Holder of a Note may, by filing written notice with the Trustee at its principal Corporate Trust Office and upon proof of holding as provided herein, revoke such consent so far as concerns such Note. Except as aforesaid, any such consent given by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Note issued in exchange therefor, in lieu thereof or upon transfer thereof, irrespective of whether or not any notation in regard thereto is made upon such Note. Any action taken by the Holders of the percentage in aggregate principal amount of the Notes specified in this Indenture in connection with such action shall be conclusively binding upon the Issuer, the Guarantors, the Trustee and the Holders. This Section 13.06 shall not apply to revocations of consents to amendments, supplements or waivers, which shall be governed by the provisions of Section 9.03.

ARTICLE 14.

MISCELLANEOUS

Section 14.01 Notices.

Any notice or communication by the Issuer or the Trustee to the others is duly given if in writing and delivered in Person or mailed by first class mail (registered or certified, return receipt requested), telecopier or overnight air courier guaranteeing next day delivery, to the others’ address:

If to the Issuer:

Norbord Inc.

1 Toronto Street – Suite 600

Toronto, Ontario

Canada, M5C 2W4

Telecopier No.: (416) 360-2273

Attention: Robin Lampard

With a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004-1980

Telecopier No.: (212) 859-4000

Attention: Stuart H. Gelfond, Esq.

and

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, ON M5V 3J7

Telecopier No.: (416) 863-0871

Attention: Joel Scoler

If to the Trustee:

Computershare Trust Company, N.A

8742 Lucent Boulevard, Suite 225

Highlands Ranch, CO 80129

Telecopier No.: (303) 262-0608

Attention: John M. Wahl

The Issuer or the Trustee, by notice to the others may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telecopied; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery; provided that any notice or communication delivered to the Trustee shall be deemed effective upon actual receipt thereof and may be given via facsimile.

Any notice or communication to a Holder shall be electronically delivered in accordance with the procedures with the procedures of DTC or mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Failure to deliver or mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance on such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder. If a notice or communication is delivered or mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Issuer delivers or mails a notice or communication to Holders, it shall deliver or mail a copy to the Trustee and each Agent at the same time.

In addition to the foregoing, the Trustee agrees to accept and act upon notice, instructions and directions pursuant to this Indenture sent by e-mail, facsimile transmission or other similar electronic methods.

Section 14.02 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuer to the Trustee to take any action under this Indenture, the Issuer shall furnish to the Trustee upon request:

(a) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 14.03 hereof) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 14.03 below to the extent requested) stating that, in the opinion of such counsel (who may rely on an Officers’ Certificate as to matters of fact), all such conditions precedent have been satisfied.

Section 14.03 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition provided for in this Indenture shall include:

(a) a statement that the Person making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officers Certificate as to matters of fact); and

(d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

Section 14.04 Rules by Agents.

The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 14.05 No Personal Liability of Directors, Officers, Trustees, Employees, Shareholders, Partners and Principals.

No past, present or future director, officer, employee, incorporator, stockholder, member, manager or partner of the Issuer or any of its Affiliates, as such, shall have any liability for any obligations of the Issuer, the Guarantors, the Noteholder Collateral Platform Guarantees, the Security Documents, this Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 14.06 Governing Law.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE AND THE NOTES.

Section 14.07 Waiver of Jury Trial.

EACH OF THE ISSUER, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 14.08 Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of god, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services.

Section 14.09 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 14.10 Successors.

All agreements of the Issuer in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 14.11 Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

By the execution and delivery of this Indenture, the Issuer (i) acknowledges that it has, by separate written instrument, designated and appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Noteholder Collateral Platform Guarantees or this Indenture (but for that purpose only) that may be instituted in any U.S. federal or state court located in the Borough of Manhattan in The City of New York, or brought under federal or state securities laws, and acknowledges that CT Corporation System has accepted such designation, (ii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding, and (iii) agrees that service of process upon CT Corporation System and written notice of said service to it (mailed or delivered to its Chief Financial Officer at its principal office in Toronto, Ontario as specified in Section 14.01 hereof), shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Notwithstanding the foregoing, the Issuer reserves the right to appoint another Person located or with an office in the Borough of Manhattan, The City of New York, selected in its discretion, as a successor authorized agent, and upon acceptance of such consent to service of process by such a successor the designation of the prior authorized agent shall terminate. The Issuer shall give notice to the Trustee and all Holders of the designation by them of a successor authorized agent. If for any reason the authorized agent ceases to be able to act as the authorized agent or to have an address in the Borough of Manhattan, The City of New York, the Issuer will designate a successor authorized agent in accordance with the preceding sentence. The Issuer further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment in full force and effect so long as this Indenture shall be in full force and effect.

To the extent that the Issuer has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Issuer hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Notes, to the extent permitted by law.

Section 14.12 Conversion of Currency.

(a) (i) If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency (the “judgment currency”) an amount due in U.S. dollars, then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine). (ii) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Issuer will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in U.S. dollars originally due.

(b) In the event of the winding-up of the Issuer at any time while any amount or damages owing under the Notes or this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Issuer shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in U.S. dollars due or contingently due under the Notes or this Indenture (other than under this subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this clause (b), the final date for the filing of proofs of claim in the winding-up of the Issuer shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Issuer may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c) The obligations contained in clauses (a)(ii) and (b) of this Section 14.12 shall constitute separate and independent obligations of the Issuer from its other obligations under the Notes and this Indenture, shall give rise to separate and independent causes of action against the Issuer, shall apply irrespective of any waiver or extension granted by any Holder or Trustee or either of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Issuer for a liquidated sum in respect of amounts due hereunder (other than under clause (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Issuer or the liquidator or otherwise. In the case of clause (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d) The term “rate(s) of exchange” shall mean the rate of exchange quoted by the Federal Reserve Bank of New York, noon buying rate on the date of determination for purchases of U.S. dollars with the judgment currency other than U.S. dollars referred to in clauses (a) and (b) above and includes any premiums and costs of exchange payable.

(e) The Trustee shall take no action and shall have no duty or liability with respect to monitoring or enforcing this Section 14.12.

Section 14.13 Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 14.14 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 14.15 Table of Contents, Headings, etc.

The Table of Contents and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 14.16 Currency Equivalent.

Except as provided in Section 14.12, for purposes of the construction of the terms of this Indenture or of the Notes, in the event that any amount is stated herein in the currency of one nation (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the currency of any other relevant nation which is required to purchase such amount in the First Currency at the rate of exchange quoted by Royal Bank of Canada at its central foreign exchange desk in its head office in Montreal at 12:00 noon (Montreal, Quebec time) on the date of determination.

Section 14.17 Privacy Matters.

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws,” provided, however, that with respect to the Trustee, “Privacy Laws” shall not include any laws other than laws of the United States that the Trustee is subject to in the ordinary course of its business) applies to obligations and activities under this Indenture. None of the parties shall take or direct any action that would contravene applicable Privacy Laws. The Issuer shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (i) to have a designated chief privacy officer; (ii) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (iii) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Issuer or the individual involved; (iv) not to sell or otherwise improperly disclose personal information to any third party; and (v) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

Section 14.18 Language of Indenture, Etc.

The parties hereby acknowledge that they have expressly required this Indenture and all amendments thereto to be drawn up in the English language only. Any request, demand, authorization, direction, notice, consent, election or waiver required or permitted under this Indenture shall be in the English language. Les parties reconnaissent avoir expressément demandé que la présente convention de même que tous amendments soient rédigés en anglais seulement.

Section 14.19 USA PATRIOT Act.

The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the USA PATRIOT Act.

[Signatures on following page]

SIGNATURES

NORBORD INC.,
as Issuer

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A., as Trustee

By:
Name:
Title:

[NORBORD INC.

SIGNATURE PAGE TO INDENTURE]

EXHIBIT A

[Form of Face of Note]

[Insert the Canadian Placement Legend, if applicable pursuant to the provisions of the Indenture] [Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture] [Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture] [Insert the Regulation S Legend, if applicable pursuant to the provisions of the Indenture]

[Rule 144A Note CUSIP:● ]

[Rule 144A Note ISIN:● ]

[Regulations S Note CUSIP: ● ]

[Regulation S Note ISIN:● ]

6.250% Senior Secured Notes due 2023

No.	$

NORBORD INC.

promises to pay to                      or registered assigns, the principal sum of              Dollars [or such greater or lesser amount as is indicated on the Schedule of Exchanges of Interests in the Global Note] on April 15, 2023.

Interest Payment Dates: April 15 and October 15

Record Dates: April 1 and October 1

IN WITNESS HEREOF, the Issuer has caused this instrument to be duly executed.

Dated:

NORBORD INC., as Issuer

By:
Name:
Title:

This is one of the Notes referred to in the within-mentioned Indenture:

Computershare Trust Company, N.A., as Trustee

By:
Name:
Title:

[Back of Note]

6.250% Senior Secured Notes due 2023

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. INTEREST. Norbord Inc., a corporation existing under the federal laws of Canada, (the “Issuer”), promises to pay interest on the principal amount of this Note at 6.250% per annum from April 16, 2015,1 until the principal hereof is paid. The Issuer will pay interest semi-annually in arrears on April 15 and October 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an “Interest Payment Date”). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided, that the first Interest Payment Date shall be October 15, 2015.2 The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law to the extent lawful) on overdue principal and premium, if any, from time to time on demand at the rate equal to the then applicable interest rate on the Notes to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Solely for the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable multiplied by the actual number of days in the year divided by 360.

2. METHOD OF PAYMENT. The Issuer will pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes at the close of business on the immediately preceding April 1 and October 1 (whether or not a Business Day), as the case may be, next preceding the Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium, if any, and interest at the office or agency of the Paying Agent and Registrar maintained for such purpose within or without the City and State of New York, or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders at their addresses set forth in the Note Register or by wire transfer to an account maintained by such Holder as specified on the Note Register, provided that payment by wire transfer of immediately available funds will be required with respect to principal of, premium, if any, and interest on all Global Notes. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. PAYING AGENT AND REGISTRAR. Initially, Computershare Trust Company, N.A., the Trustee under the Indenture, will act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to the Holders. The Issuer or any Guarantor or any of their respective Subsidiaries or Affiliates may act in any such capacity.

4. INDENTURE. The Issuer issued the Notes under an Indenture dated as of April 16, 2015 (the “Indenture”) among the Issuer and the Trustee. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Notes are senior secured obligations of the Issuer. The aggregate principal amount of Notes which may be authenticated and delivered under the Indenture is unlimited.

[1]	With respect to Initial Notes issued on the Issue Date.
[2]	With respect to Initial Notes issued on the Issue Date.

5. OPTIONAL REDEMPTION.

At any time prior to April 15, 2018, the Issuer may on one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture at a redemption price equal to 106.250% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (if any) thereon to, but excluding, the redemption date with an amount equal to the net proceeds received by the Issuer from one or more Equity Offerings; provided, however, that (i) at least 65% of the aggregate principal amount of the Notes initially issued on the Issue Date under this Indenture remain outstanding immediately following such redemption; and (ii) any such redemption shall be made within 90 days of the date of the closing of any such Equity Offering.

At any time prior to January 15, 2023, the Notes shall be redeemable, in whole or in part, at the option of the Issuer at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed, or (ii) the sum of the present values of the Remaining Scheduled Payments (excluding accrued interest to the redemption date) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 50 basis points, together with, in each case, accrued and unpaid interest on the principal amount of the Notes to be redeemed to the date of redemption.

The redemption price for Notes that are redeemed on or after January 15, 2023 will be equal to the sum of 100% of the principal amount of the Notes to be redeemed, together with, in each case, accrued and unpaid interest on the principal amount of the Notes to be redeemed to the date of redemption.

If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

6. MANDATORY REDEMPTION. The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

7. TAX REDEMPTION. The Issuer may redeem all, but not less than all, of the Notes at any time at 100% of the aggregate principal amount of the Notes, together with accrued and unpaid interest to the applicable redemption date, if the Issuer or any Guarantor is, has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts or Reimbursement Payments as a result of any change in or amendment to the laws (including any rules or regulations promulgated thereunder or any treaties or rulings) of any Taxing Jurisdiction, or any change in or amendment to any official application, administration or interpretation of such laws, rules, regulations, treaties or rulings (including by virtue of a holding, judgment or order by a court of competent jurisdiction), in each case, which change or amendment is officially announced by such Taxing Jurisdiction and becomes effective on or after the date of the Offering Memorandum (or, in the case of a Taxing Jurisdiction that did not become a Taxing Jurisdiction until after the Issue Date, on or after the later date on which such Taxing Jurisdiction became a Taxing Jurisdiction under this Indenture) (each such change or amendment, a “Change in Tax Law”).

Notwithstanding the foregoing, no notice of any such redemption will be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts.

Prior to giving any notice of redemption of Notes pursuant to this paragraph, the Issuer will deliver to the Trustee (a) an Officers’ Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and that the obligation to pay Additional Amounts cannot be avoided by the taking of reasonable measures by the Issuer or the applicable Guarantor (for the avoidance of doubt, including, in the case of a payment by a Guarantor, having the Issuer or another Guarantor make the payment, but not including assignment of the obligation to make payment with respect to the Notes), and (b) a written opinion of independent tax counsel of recognized standing in the relevant jurisdiction to the effect that the Issuer or the applicable Guarantor is, has become or would become obligated to pay Additional Amounts as a result of such Change in Tax Law.

8. PURCHASE AT OPTION OF HOLDER; CHANGE OF CONTROL. Upon the occurrence of a Change of Control, unless the Issuer has exercised its right to redeem the Notes as described in paragraph 5 hereof, the Issuer shall make an offer (a “Change of Control Offer”) to each Holder to purchase all of each Holder’s Notes at a purchase price equal to 101% of the aggregate principal amount of the Notes purchased plus accrued and unpaid interest, if any, thereon to the date of purchase (the “Change of Control Payment”). Within thirty (30) days following any Change of Control (or, at the Issuer’s option, prior to any Change of Control but after it is publicly announced), unless the Issuer has given notice to redeem under Section 3.07 or 3.08 of the Indenture, the Issuer shall mail or electronically deliver in accordance with the procedures of DTC a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to purchase the Notes on the date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed or delivered, pursuant to the procedures specified in Section 4.10 of the Indenture and described in such notice.

9. NOTICE OF REDEMPTION. Notice of redemption will be electronically delivered in accordance with the procedures of DTC or mailed by first class mail at least 30 days but not more than 60 days before a redemption date (except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 12 of the Indenture) to each Holder whose Notes are to be redeemed at its registered address at it appears in the Note Register. Notes in denominations larger than $1,000 may be redeemed in part but only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof, unless all of the Notes held by a Holder are to be redeemed. On and after the redemption date interest ceases to accrue on Notes or portions thereof called for redemption.

Notice of any redemption, including, without limitation, upon an Equity Offering, may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a related Equity Offering. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Issuer in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed.

10. DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Issuer need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed.

11. PERSONS DEEMED OWNERS. The registered Holder of a Note shall be treated as its owner for all purposes.

12. AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and any existing Default or compliance with any provision of the Indenture or the Notes may be waived (other than a Default or Event of Default in the payment of the principal of, premium or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes). Without the consent of any Holder of a Note, the Indenture, the Notes, the Noteholder Collateral Platform Guarantees or the Security Documents may be amended or supplemented as described in the Indenture, including to cure any ambiguity, defect or inconsistency; to provide for uncertificated Notes in addition to or in place of certificated Notes; to evidence the assumption by a Successor Person of the covenants and obligations of the Issuer or any Guarantor under the Indenture and the Notes then outstanding or the Noteholder Collateral Platform Guarantees; to make any change that would provide any additional rights or benefits to the Holders or that does not materially adversely affect the rights under the Indenture of any such Holder; to add guarantees or security with respect to the Notes; to evidence and provide for the acceptance of appointment by a successor Trustee; to comply with the rules of any applicable Depositary; to conform the text of the Indenture or the Notes, the Noteholder Collateral Platform Guarantees or the Security Documents to any provision of the “Description of Notes” section of the Offering Memorandum, to the extent such provision of the Indenture, the Notes, the Noteholder Collateral Platform Guarantees or the Security Documents was intended to conform to the text of such “Description of Notes” section; or provide for the issuance of Additional Notes in accordance with the Indenture.

13. DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may by notice in writing to the Issuer declare all the Notes to be due and payable immediately. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest) if it, in good faith, determines that withholding notice is in their interest. The Holders of not less than a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest, or the principal of, premium, if any, or interest on, the Notes (including in connection with a Change of Control Offer) or in respect of a covenant or provision of the Indenture which under Article 9 of the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected. The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture.

14. AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee or an authenticating agent.

15. GOVERNING LAW. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THE INDENTURE AND THE NOTES.

16. CUSIP NUMBERS AND ISIN NUMBERS. The Issuer has caused CUSIP and ISIN numbers to be printed on the Notes and the Trustee may use CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Norbord Inc.

1 Toronto Street – Suite 600

Toronto, Ontario

Canada, M5C 2W4

Attention: Assistant Corporate Secretary

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint
to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:
Your Signature:

(Sign exactly as your name appears on the face of this Note)

Signature guarantee*:

* Participant in a recognized signature guarantee medallion program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased pursuant to Section 4.10 of the Indenture, check the following box: ☐

If you want to elect to have only part of the Note purchased pursuant to Section 4.10 of the Indenture, state the amount you elect to have purchased: $

Date:
Your Signature:

(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:
Signature guarantee*:

* Participant in a recognized signature guarantee medallion program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE1

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount	Amount of increase in Principal Amount	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Trustee or Note Custodian

[1]	This schedule should be included only if the Note is issued in global form.

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

Norbord Inc.

1 Toronto Street – Suite 600

Toronto, Ontario

Canada, M5C 2W4

Attention: Assistant Corporate Secretary

Computershare Trust Company, N.A.

350 Indiana St., Suite 800

Golden, CO 80401

Attention: John M. Wahl

Re:	6.250% Senior Secured Notes due 2023

Reference is hereby made to the Indenture, dated as of April 16, 2015 (the “Indenture”), between Norbord Inc., a corporation existing under the federal laws of Canada, as issuer (the “Issuer”), and Computershare Trust Company, N.A., as trustee (the “Trustee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                    , (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $         in such Note[s] or interests (the “Transfer”), to                      (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1. ☐ Check if Transferee will take delivery of a beneficial interest in the Restricted Global Note or a Definitive Note Pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

2. ☐ Check if Transferee will take delivery of a beneficial interest in a Regulation S Global Note or of a Regulation S Definitive Note.

(a) ☐ Check if Transfer is Pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 904 under the Securities Act and the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting

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on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 904(b) of Regulation S under the Securities Act, and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note (i) will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on the Restricted Definitive Notes and in the Indenture and (ii) will be subject to the restrictions on Transfer enumerated in the Regulation S Legend printed on the Regulation S Global Note and/or the Regulation S Definitive Note and in the Indenture and the Securities Act.

(b) ☐ Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

By:
Name:
Title:

Dated:

Signature guarantee*:

*	Participant in a recognized Signature guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

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ANNEX A TO CERTIFICATE OF TRANSFER

3. The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)	☐ a beneficial interest in the:

(i)	☐ 144A Global Note (CUSIP ), or

(ii)	☐ Regulation S Global Note (CUSIP ), or

(b)	☐ a Restricted Definitive Note, or

(c)	☐ a Regulation S Definitive Note,

4. After the Transfer the Transferee will hold:

[CHECK ONE]

(a)	☐ a beneficial interest in the:

(i)	☐ 144A Global Note (CUSIP ), or

(ii)	☐ Regulation S Global Note (CUSIP ), or

(b)	☐ a Restricted Definitive Note; or

(c)	☐ a Regulation S Definitive Note, in accordance with the terms of the Indenture.

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